Exhibit 4
OLYMPUS PACIFIC MINERALS INC.

RESTATED ANNUAL MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2009

NOTE TO READER: This MD&A is being refiled on July 14, 2010.  The Company has previously filed and is concurrently refiling MD&A for the three months ended March 31, 2010.

For disclosure subsequent to March 29, 2010 refer to the March 31, 2010 refiled Interim MD&A being refiled concurrently with this MD&A.

SUITE 500 – 10 KING STREET EAST TORONTO, ONTARIO CANADA, M5C 1C3

Olympus Pacific Minerals Inc.

Index
Index	1
Chairman’s Review	3
Management’s Discussion and Analysis (“MD&A”)	3
Highlights	3
Company Background	3
Company Strategy	3
The Business Environment	3
Global Reserves & Resources	3
Production Plant Output Results	3
Results of our exploration, development, and production activities	3
Bong Mieu Gold Mining Company Limited (“BM”)	3
Phuoc Son Gold Mining Company Limited. (“PSGC”)	3
Other Properties	3
North Borneo Gold Sdn Bhd (Acquired as a result of the Zedex Transaction)	3
Binh Dinh New Zealand Gold Company Limited (Acquired as a result of the Zedex Transaction)	3
GR Enmore Pty Limited (Acquired as a result of the Zedex Transaction)	3
Kadabra Mining Corporation	3
Operational Activities	3
Summary of Quarterly Results	3
Selected Annual Information	3
Fourth Quarter Highlights	3
Liquidity Section – Investing and Financing Activities	3
Off-Balance Sheet Arrangements	3
Use of Financial Instruments	3
Commitments, Contingencies and Contractual Obligations	3
Common shares	3
Regulatory Update	3
Critical Accounting Policies and Estimates	3
Changes in Accounting Standards	3
Transactions and Loans with Related Parties	3
Other non-recurring transactions	3
Risk Factors and Uncertainties	3
Forward Looking Information	3
Management’s Responsibility	3
Report of Independent Auditors	3
Consolidated Balance Sheets	3
Consolidated Statements of Operations and Comprehensive Loss	3
Consolidated Statements of Deficit	3
Consolidated Statements of Accumulated Other Comprehensive Loss/(Income)	3
Consolidated Statements of Cash Flows	3
Notes to Financial Statements	3
1. Nature of Operations	3
2. Basis of Presentation and Significant Accounting Policies	3
3. Mineral Properties and Deferred Exploration and Development Costs	3
4. Asset Retirement Obligation	3
5. Loan Facility	3
6. Property, Plant and Equipment	3
7. Capital Stock	3
8. Related Party Transactions and Loans	3
9. Commitments, Contingencies and Contractual Obligations	3
10. Financial Instruments	3
11. Capital Lease Obligations	3
12. Inventory	3
13. Income Taxes	3
14. Memorandum of Agreement	3
15. Comparative Consolidated Financial Statements	3
16. Material Events After the Balance Sheet Date	3
17. Differences from Generally Accepted Accounting Principles	3

Annual Report 2009

Chairman’s Review

Dear Fellow Shareholder,

The past year has again been an eventful one in the life of your company.  We have seen the Company:

•	Complete improvements to the plant at Bong Mieu allowing more efficient processing of the high grade Phuoc Son ore;

•	Place both the Nui Kem mine and the Dak Sa mine into commercial production;

•	Increase production from the Bong Mieu Plant to 40,000 oz. annualized production by year end;

•	Commence the commissioning of the first stages of developing the processing plant at the Phuoc Son Property;

•	Form an amalgamation with Zedex Minerals Limited to remove market confusion, considerably expand our gold resource base and diversify operations and sovereign risk; and

•	Successfully complete a secondary listing on the Australian Securities Exchange in January 2010, an important resources exchange.

The directors believe the Company is very well placed as the first mover in Vietnam having now diversified into Malaysia and well established its base, with the aim of being a leading gold producer and explorer in Southeast Asia.  Our resource base is expanding and production increasing.  We are debt and hedge free and cash-flow positive.

Your Board of Directors and management are committed to Olympus’ vision of developing the Company’s mineral assets and making major discoveries in the region, thereby increasing shareholder value.

As we look to the future Olympus has substantial growth opportunities.  In 2010, we plan the following key strategies:

•	to fund and build the Phuoc Son Processing Plant by end of 2010 thereby increasing cashflow overall production capacity;

•	to explore and develop the newly acquired projects at Bau in Malaysia and Thien Thuan in Vietnam;

•	continue to explore and define resource at the Phuoc Son and Bong Mieu Properties in Vietnam;

•	continue with plant improvements at Bong Mieu to maximize production potential.

We continue to enjoy good relations with our Joint Venture partners and host communities and we thank them for their partnership in our effort to create sustainable value and opportunities.  Our employees and contractors continue to show dedication and commitment to our work in the Asian region for which we are truly grateful.

Our shareholder base has grown considerably with the amalgamation with Zedex Minerals Limited and we have expanded our efforts to educate the markets about the Company’s value.

We look forward to your continued support.

Yours faithfully,

Signed:  “David A. Seton”

David A Seton
Chairman and Chief Executive Officer

Olympus Pacific Minerals Inc.

Management’s Discussion and Analysis (“MD&A”)

As at March 29, 2010

The following Management Discussion and Analysis, which has been prepared as of March 29, 2010, of the financial results of Olympus Pacific Minerals Inc. (the “Company” or “Olympus”) operations for the year ended December 31, 2009 should be read in conjunction with the audited consolidated financial statements and related notes for the year ended December 31, 2009, prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).  This discussion covers the year ended December 31, 2009 and the subsequent period to March 29, 2010.  Any references to the financial statement notes within this MD&A are incorporated by reference. Other pertinent information on the Company is available on SEDAR at www.sedar.com and at www.edgar.com as well as on the Company’s web site at www.olympuspacific.com.  Olympus is listed on the Toronto Stock Exchange under the symbol OYM, on the over the counter bulletin board in the United States under the symbol OLYMF, on the Australian Securities Exchange under the symbol OYM and on the Frankfurt Stock Exchange under the symbol OP6. For the purpose of preparing our MD&A, the Company considers the materiality of information. Information is considered material if: (i) such information results in, or would reasonably be expected to result in, a significant change in the market price or value of our shares; (ii) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; or (iii) if it would significantly alter the total mix of information available to investors. We evaluate materiality with reference to all relevant circumstances.  All dollar amounts are stated in United States dollars unless otherwise indicated.

Annual Report 2009

Highlights

•	The Company has progressively increased production in 2009, closing the fourth quarter at a level of 40,000 ounces per annum.

•
The Company has placed its Phuoc Son Dak Sa project (VN320) in production in the third quarter and has been producing for three years at Bong Mieu.  It has now successfully made the transition from explorer to producer.

•	The Company has placed its Nui Kem Bong Mieu Central (VN230) into production in the second quarter of 2009, after the Bong Mieu plant upgrade was complete.

•
In the second and fourth quarters of 2009, the Company had a positive cashflow, this was not so during the first and third quarters due to not being able to truck ore from Phuoc Son.  Trucking resumed in September 2009 after permission for continued Treatment of the ore from the Phuoc Son mine at the Bong Mieu Gold plant until December 2010 was granted.

•	The Company has significantly de-risked operations through its Bong Mieu plant upgrade which was completed in the second quarter of 2009.

•	The Company raised $3 million in equity which, together with its self-generated cashflow, was used to develop its mining and plant improvement projects.

•	The Company has established a 64 percent upgrade of Gold Resources at Bong Mieu East, project within the Bong Mieu Property.

•	A preliminary financial assessment of Bong Mieu East is being reviewed.

•	A recalculation of the Phuoc Son resource following recent step-out drilling programs has commenced.

•	The mining license at Phuoc Son to July 2011 has been granted.

•
In December 2009 after the Company participated in an amalgamation between Olympus Pacific Minerals NZ Ltd. and Zedex Minerals Limited.  Olympus took operational control over the ex Zedex exploration assets (the “Zedex transaction”).  This diversified the Company’s Gold Resource base outside of Vietnam to Malaysia in line with the Company strategy to be a leading player in Gold Production and Exploration in Southeast Asia.  The transaction was completed with the issue of Olympus shares in settlement of the consideration on January 25, 2010.

•
In January 2010, following the amalgamation between Olympus Pacific Minerals NZ Ltd. and Zedex Minerals Limited. the Company successfully completed a secondary listing on the Australian Securities Exchange allowing Australasian investors to trade more efficiently.

Olympus Pacific Minerals Inc.

Company Background

Olympus Pacific Minerals Inc. is an international company involved in mineral exploration, development and mining of properties in Southeast Asia with a focus in Vietnam.  The Company, a first mover in Vietnam, is building its base with the aim of being a leading gold producer and explorer in Southeast Asia and has commissioned the first two foreign owned gold mines to be operated in Vietnam since the 1940s.  The management team is strongly committed to Olympus’ vision of making major discoveries in the region and increasing shareholder value.  The Company focuses its activities on two multi-project properties located in Central Vietnam - the Bong Mieu Gold property and the Phuoc Son Gold property and one multi-project property located in Malaysia.

Annual Report 2009

The material business operations of the Company are presently carried out in large part through wholly or jointly owned private subsidiary companies as set out in the chart below:

Bong Mieu Gold Project (80 percent interest) - Vietnam

Bong Mieu hosts our producing gold mine, the Bong Mieu Central Gold Mine (VN220) that contains proven and probable reserves and has been in commercial production since the fourth quarter of 2006.  Bong Mieu also hosts the Bong Mieu Underground Deposit (VN230), in commercial production since the second quarter of 2009, and Bong Mieu East (VN240), as well as a number of other surface showings is being actively explored for additional resources.

Phuoc Son Gold Project (85 percent interest) - Vietnam

Phuoc Son hosts our high-grade gold deposit (Dak Sa).  The new Dak Sa Underground mine (VN320) contains proven and probable reserves and was brought into commercial production on October 1, 2009.  Plant up-grades at Bong Mieu, which temporarily processes the Phuoc Son ore, were completed in the second quarter of 2009.  The Phuoc Son property contains multiple gold mineralization zones that are being actively explored for additional resources.

North Borneo Gold – Bau Gold Project (50.05 percent interest) – Malaysia (Acquired as a result of the Zedex Transaction)

The Bau Gold Project comprises consolidated mining and exploration tenements that collectively cover more than 828 km2 of the most highly prospective ground within the historic Bau Goldfield in Sarawak, East Malaysia.  The property is attributed with significant gold resources and has been independently assessed as having substantially greater resource potential.

Olympus Pacific Minerals Inc.

Binh Dinh NZ Gold Company – Thien Thuan Gold Project (75 percent interest) – Vietnam (Acquired as a result of the Zedex Transaction)

The Tien Thuan Gold Project covers about 100 km2 of hilly terrain, encompassing numerous hard rock and alluvial gold occurrences within and peripheral to a large, multiphase intrusive complex of predominantly granitic composition.  Quartz veins extend over 15 km of strike.  Two discrete intrusive featuring vein and disseminated molybdenum mineralization have been discovered.  Geological mapping has revealed outcropping features that are broadly consistent with economically productive circum-pacific porphyry (copper-molybdenum-gold-silver) deposits.  Exploration is in progress.

Capcapo - Philippines

Olympus has an option to earn up to a 60 percent interest in this Philippines mining property upon completing specified expenditures on the property.  The Company’s ability to earn this interest in the property has to date been inhibited by difficulties in settling a formal joint venture operating agreement with its partner.

Company Strategy

The Company’s 2010 goals, in line with its strategy, are focused on the following:

•	Increasing gold reserves and resources and increasing gold production;

•	Achieving enhanced cash flows from operating subsidiaries through cost control and by only spending on capital expenditures for which the Company has cash available;

•	Maximize ounces sold and minimize costs from mining through to refining;

•	Increase optimization of human resources by having the right people in the right places at the right time; and

•	Continue to enhance and independently review internal controls.

Specific goals and the 2010 outlook for each of the subsidiaries are discussed in the operations sections in this MD&A.

Annual Report 2009

The Business Environment

Six critical business factors impact the Company performance:

1. Mineral Reserves and Resources

The mineral reserves and resources are the foundation of the Company’s business. They have a direct impact on feasibility and scoping studies and the value of our Company. The mineral reserves and resources also dictate how much ore the Company can produce, and for how many years it can be produced. The grade of ore mined can vary from year to year. This has a significant impact on the volume of metal sold, and on the financial results.

2. Gold Price

The price received for the gold produced and sold has a direct impact on Company profitability. The price of gold also has a direct bearing on feasibility studies that the Company has or may complete in the future, increasing or decreasing the potential rate of return on a project.  The price of gold may also have a bearing on the Company’s ability to access capital to explore or develop.

3. Licensing

In order to explore, develop or conduct mining operations in Vietnam, the Company must establish or create an entity authorized to conduct Business in Vietnam via an Investment License.  Then, the Company requires a prospecting license, an exploration license, a mining license, and an export license depending on the level of work being conducted on the property.  Without all the appropriate licenses, the Company activities could not occur.  For more information on licenses, please refer to pages 16 and 18.

4. Cost Changes

A changing cost environment has a direct impact on financial results of the Company.  It also impacts the results of feasibility studies making a project more or less attractive to develop in the future.  Capital costs for most projects worldwide have increased substantially due to the higher costs of mining related equipment and consumables the price of which is mostly determined by global demand and supply.

5. Exchange Rates

Company revenue is exclusively in US dollars, but because it operates in South East Asia, the costs are in several different currencies. The Company is most affected by changes in the exchange rates between the Canadian dollar, US dollar, Australian dollar, and the Vietnamese Dong.  As the Company’s cash is held mostly in US dollars, future changes in the relationship between the US dollar and other currencies can have a direct impact on funds available for future spending.

6. Human Resources

People are critical to the Company success. In 2009 the Company continued to enhance its Human Resource Management in terms of teamwork, employment relations, organization design and development, transferring of skills from ex-patriot employees to appropriately trained local employees, talent acquisition and retention and training and development of the key people to maximize their contribution to the achievement of the Company’s goals.

Olympus Pacific Minerals Inc.

Global Reserves & Resources

The Company’s Global Reserves and Resources are summarized in the table below.

Earlier changes to the reserves and resources estimates that were published in the MD&A for previous quarters can be found on the Company’s filings at www.sedar.com .

* Measured and Indicated Resource Estimates Includes Proven and Probable Reserves

(1)
Bong Mieu reserves were estimated by Olympus in accordance with National Instrument NI 43-101 and the Council of the Canadian Institute of Mining, Metallurgy and Petroleum definitions & standards and were independently reviewed by Terra Mining Consultants and Stevens & Associates (“TMC/SA”) in March 2009. Copy of the TMC/SA technical report entitled “Updated Technical Review of Bong Mieu Gold Project in Quang Nam Province, Vietnam”, dated April, 2009 can be found in the Company’s filings at www.sedar.com. Deposit notes and 2009 reserve impairments are as noted below:

Annual Report 2009

1.1 Ho Gan Deposit  -Lower and upper grade-cutoffs are 0.80 g/t Au and 10.00 g/t Au respectively. The mining dilution factor is 10% @ 0.30 g/t Au.

No new reserves were developed during 2009. Accordingly, the remaining reserve was estimated by deducting the tonnage mined during 2009 from the official reserve remaining at YE 2008. The tonnage mined during 2009 was estimated by reconciling the tonnage (by truck count) with mill tonnage (by weightometer).

1.2 Ho Ray-Thac Trang Deposit - No reserves have yet been estimated.

1.3 Nui Kem Deposit - No reserves have yet been estimated.

(2)
Dak Sa (Bai Dat and Bai Go Sector) reserves were estimated by Olympus (based on a 3.00 g/t Au stope cut-off, practical stope layouts and the application of appropriate mining dilution rules and minimum width criteria) in accordance with National Instrument NI 43-101 and the Council of the Canadian Institute of Mining, Metallurgy and Petroleum definitions & standards. This estimate was independently audited by Terra Mining Consultants and Stevens and Associates (“TMC/SA”) in March 2008. This TCM/SA report entitled “Technical Report on the Phuoc Son Project in Quang Nam Province, Vietnam” (March 2008), is within Company filings at www.sedar.com. Deposit notes and 2009 reserve impairments are as noted below:

2.1 Bai Dat Sector
During 2009, ore was mined from Bai Dat, but no new (NI 43-101 status) reserves were developed. The 2009 reserve was therefore determined by deducting the ore mined during 2009 from the 2008 YE reserve. The ore mined during 2009 was determined by underground survey reconciled with the official milled tonnage (by weightometer). The 2008 reserve employed a lower grade-cutoff of 3.00 g/t Au and an upper cutoff of 100.00 g/t Au.

2.2 Bai Go Sector
During 2009, no mining was conducted and no new (NI 43-101 status) reserves were developed. Accordingly, the 2009 reserve remains the same as the YE 2008 reserve (at a lower grade-cutoff of 3.00 g/t Au and an upper cut of 80.00 g/t Au).

(3)
Bong Mieu resources were estimated by Olympus (in accordance with National Instrument NI 43-101 and the Council of the Canadian Institute of Mining, Metallurgy and Petroleum definitions & standards) and independently audited/updated by Watts Griffis and McOuat (WGM) (“A Technical Review of the Bong Mieu Gold Project in Quang Nam Province, Vietnam”), in September 2004, by Terra Mining Consultants and Stevens & Associates (“TMC/SA”) (“Technical Review of the Bong Mieu Gold Project in Quang Nam Province, Vietnam”) in August 2007 and by TMC/SA (“Updated Technical Review of Bong Mieu Gold Project in Quang Nam Province, Vietnam”) in March 2009. Copies of these reports can be found within Company filings at www.sedar.com. Deposit notes and 2009 resource impairments are as noted below:

3.1 Bong Mieu Central (Ho Gan) Deposit
During 2009, no new (NI43-101 status) resources were developed. The 2009 resource was therefore determined by deducting the ore mined during 2009 (refer above) from the 2008 YE resource.

3.2 Bong Mieu East (Ho Ray-Thac Trang) Deposit
During 2009, no new (NI43-101 status) resources were developed. The 2009 estimate therefore remains the same as at YE 2008. The 2008 estimate incorporated drilling completed by Olympus during 2008 (using upper and lower grade cutoffs of 0.5 g/t Au and 10 g/t Au respectively) to update prior NI43-101 and CIMM standard estimates/audits, as independently reviewed by TMC/SA in March 2009 (refer above).

3.3 Bong Mieu South (Nui Kem) Deposit (Historic Resource)
The most recent independent estimate of the Nui Kem underground resource was by Continental Resource Management Pty Ltd. (CRM) in 1993, in accordance with JORC (1989) standards. This estimate used lower and upper grade-cutoffs of 3.00 g/t Au and 30.00 g/t Au respectively. Although this CRM estimate pre-dates NI 43-101, it was independently reviewed by Watts, Griffis and McOuat (“WGM”) in 1997 and again in 2007 by TMC/SA (refer above).

Neither WGM nor TMC/SA audited the CRM estimate, nor did they attempt to reclassify the Nui Kem resource to meet NI43-101 standards. Nonetheless, both independent consultant groups consider it to have been carried out in a manner consistent with standard industry practice of the time and deem it to be relevant and of historic significance. It is accordingly herein reported as a historical resource.

During 2009, Olympus produced a total of 41,316 tonnes of ore grading 5.94 g/t Au from stoping and underground exploration developments. Although depth considerations effectively preclude exploratory drilling from surface, it is anticipated that underground drilling and exploratory headings will generate sufficient data to enable a NI 43-101 compliant estimate to be prepared at some time in the future.  The CRM 1993 resource is not considered to be a “current” resource and should not be relied upon pending re-estimation to current NI43-101 standards.

Olympus Pacific Minerals Inc.

(4)
Dak Sa (Bai Dat and Bai Go Sector) resources were estimated by Olympus in January 2008, in accordance with National Instrument NI 43-101 and the Council of the Canadian Institute of Mining, Metallurgy and Petroleum definitions & standards. This estimate was independently reviewed by TCM/SA in a technical report entitled “Technical Report on the Phuoc Son Project in Quang Nam Province, Vietnam”, dated March 2008, copy of which can be found in the Company’s filings at www.sedar.com. A prior independent review (by Watts, Griffis and McOuat Limited) entitled “A Technical Review of the Phuoc Son Gold Project in Quang Nam Province, Vietnam”, dated January 30, 2004 can also be found in the Company’s filings at www.sedar.com. Deposit notes and 2009 resource impairments are as noted below:

4.1 Dak Sa South (Bat Dat) Deposit
During 2009 ore was mined from Bai Dat, but no additional (NI43-101 status) resources were defined. Accordingly, the YE 2009 resource estimate (which includes mining reserves) was determined by impairing the 2008 resource by 2009 mining depletion (refer above). The 2008 estimate employed lower and upper grade cutoffs of 3.00 g/t Au and 100.00 g/t Au respectively.

4.2 Dak Sa North (Bai Go) Deposit
During 2009, no mining was conducted and no additional (NI43-101 status) resources were defined. The 2009 YE resource estimate (which includes mining reserves) accordingly remains as at YE 2008. The 2008 estimate employed lower and upper grade cutoffs of 3.00 g/t Au and 80.00 g/t Au respectively.

(5)
No Tien Thuan resource is disclosed in 2009 because an estimate (to NI43-101 standard) is yet to be conducted. A historic (1993) gold resource estimate by the Geological Survey of Vietnam cannot presently be disclosed because it is neither JORC nor NI43-101 compliant. It is contemplated that drilling by Olympus during 2010 may enable an NI43-101 standard estimate by year end 2010.

(6)
The 2009 estimate of Bau resources is not disclosed because the estimate to NI43-101 standard is still in progress.  The Bau mineral property was acquired from Zedex Minerals Limited in December 2009.  At that time, the property was attributed with a resource that had been estimated to Australian (JORC) standards by consultants to Zedex Minerals Limited.  Olympus is presently having those resources independently verified and converted to the equivalent Canadian standards pursuant to NI43-101 and CIMM guidelines by independent consultants Terra Mining Consultants and Stevens Associates of New Zealand.  This work is presently ongoing.  When complete, the new resource estimate will be separately announced and the related technical report will be included within the company filings on www.sedar.com.

(7)
The gold-equivalent value of the Tungsten in the Bong Mieu East Resource was calculated using Tungsten value of US$200/MTU ($210 in 2008) and gold value of US$1100/oz ($880 in 2008). Other metals, such as silver, copper, lead, zinc and fluorine, have not been included in the 2009 estimate because they are of insignificant value or are uneconomic to recover.

(8)
The mineral reserve and mineral resource estimates contained in this table have been prepared in accordance with the Canadian Securities Administrators’ National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). These standards are similar to those used by the United States Securities and Exchange Commission’s (“SEC”) Industry Guide No. 7. However, the definitions in NI 43-101 differ in certain respects from those under Industry Guide No. 7. Accordingly, mineral reserve and mineral resource information contained herein may not be comparable to similar information disclosed by U.S. companies. Under the requirements of the SEC, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.  None of the Company’s mineral reserves as determined under NI 43-101 to date would qualify as mineral reserves under Industry Guide No. 7. There are also uses of the terms “indicated resources” and “inferred resources”. We advise U.S. investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them.  U.S. investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves.

Annual Report 2009

Production Plant Output Results

Process Plant Results from the Bong Mieu Plant (including Phuoc Son ore):

	Q1-2009	Q2-2009	Q3-2009	Q4-2009	YTD 2009
Tonnes of ore milled*	37,576	32,288	37,231	33,164	140,259
Grade (g/t Au)	4.07	10.64	5.50	13.04	7.94
Mill recoveries (percent)	55%	69%	62%	72%	68%
Gold production (ounces)	2,692	7,588	4,053	9,984	24,317
Gold sales (ounces)	2,947	6,944	4,201	10,106	24,198
Sales (US$)**	$2,666,638	$6,396,532	$4,042,701	$11,222,989	$24,328,860
Cost of Sales (US$)***	$2,304,961	$3,449,697	$2,479,674	$5,762,303	$13,996,635
Amortization (US$)	$591,306	$804,819	$655,193	$2,585,507	$4,636,825
Royalties - Zedex & Govt (US$)	$111,997	$386,463	$200,735	$648,020	$1,347,215

*	The Bong Mieu Production Plant processes ore from Bong Mieu Central (VN220), Bong Mieu Underground (VN230), Tailings (VN220) and Phuoc Son Projects (VN320).

**
Total Gold Sales includes $7,216,077 YTD of gold sales from the Phuoc Son ore (VN320) and $712,043 Q1 gold sales from Nui Kem ore (VN230) which as it was not in commercial production has been offset against deferred exploration and development expenditure.

***
Total cost of sales includes $4,315,244 YTD of gold cost of sales and royalty expenses associated with the Phuoc Son ore and $807,680 expenses associated with Nui Kem sales which as they were not in commercial production have been recognized as deferred exploration and development expenditure.

Production at the Bong Mieu plant was significantly affected by events surrounding the renewal of the Phuoc Son Mining Licence and attendant issues. The delay in issue of the trucking permit, twice during the year, resulted in no Phuoc Son ore delivery for most of the first and third quarters. This reduced the gold output and total recovery of the plant. The issue was successfully resolved by mid September with the receipt of the renewed Phuoc Son Mining License including permission to truck Phuoc Son ore for processing at the Bong Mieu plant until the end of December 2010.  Plant operations in the fourth quarter returned to their expected levels with gold production of 9,984 ounces, a 246 percent increase over the previous year.

57percent of the total feed is from Dak Sa (VN320), accounting for 81.2 percent of the total gold production.

Overall mill recovery reached a record high of 77 percent in October 2009 due to good gold extraction efficiency from high-grade Dak Sa feed. The fourth quarter 2009 saw a 10 percent increase in recovery compared to the third quarter.

Plant improvements completed in the fourth quarter included carbon attrition system, air system upgrade, installation of inverters for the ball mills and reconfiguration of flotation banks to operate with a roughing and scavenger stage.

Bong Mieu plant exceeded fourth quarter targets with gold production of 9,984 ounces, a 246 percent increase from the third quarter.

Annual Report 2009

Results of our exploration, development, and production activities

Bong Mieu Gold Mining Company Limited1 (“BM”)

Background

The Bong Mieu Gold Mining property, located in Tam Lanh Commune of the Tam Ky District in the southeast corner of Quang Nam province in Central Vietnam, hosts our producing gold mine, the Bong Mieu Central Gold Mine (VN220).  The mine contains proven and probable reserves and has been in commercial production since 2006.  Bong Mieu also hosts the Bong Mieu Underground Deposit (VN230), which is located one kilometer from the operating Bong Mieu Central Gold Mine (VN220).  The Bong Mieu Underground Mine (Nui Kem VN230) is being explored and developed.  It was placed into commercial production in the second quarter of 2009 following completion of the Bong Mieu plant upgrade. Exploration to date has resulted in a significant new discovery in the east area of the property, Bong Mieu East (VN240), as well as a number of new surface showings.  There is potential for additional discoveries and resource expansion based on work completed to date.

Structure

Olympus Pacific Minerals Inc., through its holding companies, holds an 80 percent ownership interest in Bong Mieu Gold Mining Company Limited (“BM”), a joint venture enterprise incorporated in Vietnam, which has surface rights on the Bong Mieu Gold Property. The other 20 percent of Bong Mieu Gold Mining Company Limited is owned by two Vietnamese organizations, MIDECO (10 percent) and MINCO (10 percent).

The Vietnamese partners have not, at this stage, paid their share of the funding requirements.  Joint venture profits are to be shared in proportion to ownership once funding requirements are met. The Company pays a royalty equal to 3 percent of the sales price to the Vietnam Government.  The Company also paid a 2 percent net sales royalty based on 80 percent of the revenues of Bong Mieu Central to Zedex Minerals Limited.  On December 17, 2009, Zedex and Olympus amalgamated (refer to on page 59-60 and December 2009 SEDAR filings), hence all royalty obligations in relation to Zedex ceased.

Olympus manages the exploration and operation programs on the property on behalf of the joint venture.

Reserves and Resources

Earlier changes to the reserves and resources estimates that were published in the MD&A for previous quarters can be found in the Company’s filings at www.sedar.com.

Please refer to page 10 for a summary of Bong Mieu Gold Property mineral reserve and resource estimates.

1 The Directors of Bong Mieu Gold Mining Company Limited are:  Messrs. David Seton (chairman), John Seton, Charles Barclay, Dang Mau Luu, Nguyen Anh Vu, and Nguyen Xuan Tuong.  The general director is Mr. Nguyen Ngoc Quynh.  The chief accountant is Mrs. Ho Thi Nhu Ngoc.

Olympus Pacific Minerals Inc.

The following table provides key information for the Bong Mieu property:
	2009	2008
Net deferred exploration and development	$10,735,334	$8,966,609
Property, plant, and equipment	$6,624,651	$7,659,121
Spending on exploration and development activities	$1,906,778	$3,924,781
Expenditure on property, plant, and equipment	$1,088,427	$3,882,797

Field and Surface Exploration

No drilling was undertaken during the 2009 year.

Production and Operation Results

Combined Production on Bong Mieu Gold Property:

	Q1-2009	Q2-2009	Q3-2009	Q4-2009	YTD 2009	YTD 2008
Tonnes of ore milled	35,081	19,257	34,135	14,323	102,796	159,624
Grade (g/t Au)	2.94	4.85	4.54	5.78	4.07	2.82
Mill recoveries (percent)	53%	67%	60%	67%	63%	61%
Gold production (ounces)*	1,745	2,013	2,977	1,787	8,522	8,871
Gold sales (ounces)*	1,865	1,994	2,521	2,186	8,566	9,110
Sales*	$1,719,145	$1,756,460	$2,414,190	$2,383,490	$8,273,285	$8,160,530
Cost of sales*	$1,508,352	$1,058,063	$1,782,153	$1,059,066	$5,407,634	$6,917,161
Amortization*	$591,306	$804,819	$655,193	$880,137	$2,931,455	$2,814,227
Amortization oncharged to Phuoc Son	-	-	-	$(1,957,838)	$(1,957,838)	-
Royalties*	$78,604	$81,804	$109,306	$92,894	$362,608	$374,196
*Q1 sales and associated costs of sales shown above including amortization and royalties for the Bong Mieu Underground project have been capitalized as the project did not commence commercial production until April 1, 2009.

Annual Report 2009

Bong Mieu Central (In Production) (VN220)

	Q1-2009	Q2-2009	Q3-2009	Q4-2009	YTD 2009	YTD 2008
Tonnes of ore milled	27,233	7,019	23,881	3,016	61,149	142,284
Grade (g/t Au)	2.41	2.38	3.93	3.82	2.96	2.83
Mill recoveries (percent)	45%	56%	51%	47%	50%	60%
Gold production (ounces)	946	302	1,539	176	2,963	7,747
Gold sales (ounces)	1,088	564	1,251	306	3,209	8,084
Sales	$1,007,102	$431,023	$1,202,077	$320,940	$2,961,142	$7,275,430
Cost of sales	$845,924	$300,281	$827,163	$490,625	$2,463,993	$5,820,467
Amortization	$478,859	$664,800	$475,186	$746,016	$2,364,861	$2,407,004
Amortization oncharged to Phuoc Son	-	-	-	$(1,957,838)	$(1,957,838)	-
Royalties	$45,799	$21,209	$54,142	$14,332	$135,482	$114,598
Mining and processing of ore from the Bong Mieu Central pit (VN220) was cut back in 2009 to allow more of the high grade Phuoc Son ore to be processed in the plant.  Quantities were increased in the first and third quarters while trucking of Phuoc Son ore was not possible.

Bong Mieu Underground (VN230)

	Q1-2009	Q2-2009	Q3-2009	Q4-2009	YTD 2009	YTD 2008
Tonnes of ore milled	7,848	12,238	10,254	11,307	41,647	17,340
Grade (g/t Au)	4.80	6.26	5.97	6.30	5.71	2.74
Mill recoveries (percent)	66%	69%	73%	70%	71%	73%
Gold production (ounces)	799	1,711	1,438	1,611	5,559	1,124
Gold sales (ounces)	777	1,430	1,270	1,880	5,357	1,026
Sales	$712,043	$1,325,437	$1,212,113	$2,062,550	$5,312,143	$885,100
Cost of sales	$662,428	$757,782	$954,990	$568,441	$2,943,641	$1,096,694
Amortization	$112,447	$140,019	$180,007	$134,121	$566,594	$407,223
Royalties	$32,805	$60,595	$55,164	$78,562	$227,126	$14,054

Development activities for the 2009 year comprise 333m of level drives and 194m of raises.

The supplement to Ho Gan Environmental Impact Assessment to include Nui Kem underground was replaced with Nui Kem Environmental Impact Assessment Report submitted to Department of Natural Resources on December 10, 2009. Formal inspection is scheduled early first quarter of 2010.

The Bong Mieu Underground project (VN230) was placed into commercial production on April 1, 2009.

Financial Performance

A total of 8,566 ounces of gold were sold for proceeds of $8,273,285 during 2009.   The first quarter sales related to the Nui Kem project $712,043 were capitalized as that project was not in commercial production in the first quarter.  Therefore total sales recognized in income were $7,561,242.  The average realized gold price was US$966 per ounce in 2009.

Olympus Pacific Minerals Inc.

Licensing

The table below summarizes the key licenses that Bong Mieu Gold Mining Company Limited holds:

PROJECT	OWNER	LICENCE	AREA	STATUS	GRANT DATE	TERM	EXPIRY DATE
Bong Mieu	BMGMC	Investment Certificate No. 331022000008	30 Sq Km	Granted	05/03/1990	25 years	05/03/2015
Bong Mieu	BMGMC	Exploration Licence 2125/GP-BTNMT	30 Sq Km	Granted	24/10/2008	2 years	22/10/2010
Bong Mieu – Central (VN220)	BMGMC	Mining Licence 592/CNNg	358 Ha	Granted	22/07/1992	25 years	22/07/2017
Bong Mieu – Underground (VN230)	BMGMC	Mining Licence 592/CNNg	358 Ha	Granted	22/07/1992	25 years	22/07/2017

The trucking permit for Dak Sa ore (VN320) expired on June 30, 2009 and, after some considerable delay, was reissued by the Quang Nam People’s Committee on September 23, 2009.  This permit allows treatment of Phuoc Son ore through the Bong Mieu plant until the end of 2010.

Schedule of Certificates

Exportation of gold is covered by a valid annual export license.  On October 9, 1993, a Land Use Certificate was issued to Bong Mieu Gold Mining Co. Ltd. by the People’s Committee of Quang Nam-Da Nang Province for the Bong Mieu gold mine.  The certificate covers a 365 hectares area of which 300 hectares is gold mining land, 32.3 hectares is waste dumping land and 2.7 hectares is for basic construction.  The Land Use Certificate has a term of 25 years from September 1992 to September 2017.

Company	Type of Certificate	Date Granted	Term	Expiry Date
Bong Mieu Gold Mining Company	Gold export certificate	December 31, 2009	~ 1 year	Dec 31, 2010
Phuoc Son Gold Mining Company	Gold export certificate	December 31, 2009	~ 1 year	Dec 31, 2010
Bong Mieu Gold Mining Company	Land Use Certificate	October 9, 1993	25 years	September 2017

2010 Outlook

•	Continue to increase production plant throughput and reduce plant operating costs.

•	Continue with exploration field work and recommence evaluation drilling.

•	Complete conceptual mining and pre-feasibility studies at North East Bong Mieu.

•	Plan for ongoing positive cash flows and long term profitability after the discontinuance of treatment of Dak Sa Ore after Phuoc Son plant completion in late 2010.

•	Focus Bong Mieu Gold Mining Company on internal debt reduction and payments to its investors.

Annual Report 2009

Phuoc Son Gold Mining Company Limited.2 (“PSGC”)

Phuoc Son Background

Phuoc Son Gold Mining property covers 70 square kilometers and is located in the western highlands of Quang Nam Province in Central Vietnam and 74 kilometers away from the Bong Mieu Gold property.  The property includes the high-grade Dak Sa Underground Project (VN320), which has proven and probable reserves and was put into commercial production in the fourth quarter of 2009.  The Phuoc Son property also contains multiple gold mineralization zones that are being actively explored for additional resources.

Phuoc Son Structure

Olympus Pacific Minerals Inc., through its subsidiary, New Vietnam Mining Corporation, holds an 85 percent interest in the Phuoc Son Gold Project. In 2003, the Company’s subsidiary, New Vietnam Mining Corporation (“NVMC”), entered into a joint venture with Mien Trung Industrial Company (“Minco”), a mining company controlled by the local provincial government, to form the Phuoc Son Gold Company (“PSGC”). PSGC has an investment licence on the Phuoc Son property. NVMC’s initial interest in PSGC is 85 percent and Minco has a 15 percent interest. The Vietnamese partners have not, at this stage, paid their share of the funding requirements.  Joint venture profits are to be shared in proportion to ownership once funding requirements are met.  After five years, from the end of the period in which PSGC makes a profit for 12 consecutive months, Minco can increase its interest by 15 percent to 30 percent if Minco chooses to acquire such interest from NVMC by paying fair market value. After 20 years, Minco can increase its interest to a total of 50 percent if Minco chooses to acquire such additional 20 percent interest from NVMC by paying fair market value. Fair market value shall be determined by using an independent accounting firm to perform the fair market value assessment and that assessment will be considered final and binding for both parties.  If Minco does not proceed to exercise its rights of acquisition within three months from the dates of entitled acquisition, Minco will be considered as having waived its right to acquire the interest.

The Company pays a royalty to the Vietnamese Government based on a government prescribed formula.

Olympus manages the exploration and operation programs on the property on behalf of the joint venture.

2 The Directors of Phuoc Son Gold Mining Company Limited are:  Messrs. David Seton, John Seton, Charles Barclay, Nguyen Ngoc Quynh, Nguyen Xuan Tuong.  The general director is Mr. Nguyen Xuan Tuong.  The chief accountant is Mrs. Nguyen Thi Phuoc.

Olympus Pacific Minerals Inc.

The table provides key 2009 information for the Phuoc Son property:

	2009	2008
Net deferred exploration and development	$14,315,824	$16,108,987
Property, plant, and equipment	$3,638,160	$3,971,399
Spending on exploration and development activities	$2,416,768	$4,343,726
Spending on property, plant, and equipment acquisitions	$323,170	$1,935,030

Update on Resources and Reserves and Exploration Progress in 2009

Exploration work to date has defined the “productive” Dak Sa shear deposit over a strike length of approximately five kilometers, expanded the Dak Sa resource base, and has confirmed that the mineralization remains open.

The mineral reserve and resource estimates that were published in the MD&A for the Annual Report of 2008 can be found in the Company’s filings at www.sedar.com.

Please refer to page 10 for a summary of Phuoc Son Gold Property mineral reserve and resource estimates as at December 31, 2009.

During 2009, no exploration drilling was completed at the Dak Sa deposit. Work continued to re-evaluate the Reserves and Resources in the Phouc Son property following drilling programs completed in 2008.

Licensing

The table below summarizes the key licences that Phuoc Son Gold Mining Company Limited holds:

PROJECT	OWNER	LICENCE	AREA	STATUS	GRANT DATE	TERM	EXPIRY DATE
Phuoc Son	PSGC	Investment Certificate No 331022000010	70 Sq Km	Granted	08/07/2008	25 years	20/10/2033
Phuoc Son	PSGC	Exploration Licence 67/GP-BTNMT	42 Sq Km	Granted	10/01/2008	2 years	10/01/2010
Phuoc Son Bai Dat Underground	PSGC	Mining Licence 116/GP-BTNMT	1.00 Ha	Granted	23/01/2006	5.5 years	31/07/2011
Phuoc Son Bai Go Underground	PSGC	Mining Licence 116/GP-BTNMT	0.52 Ha	Granted	23/01/2006	5.5 years	31/07/2011

Phuoc Son Gold Company Mine – Dak Sa Underground Project (VN320)

The treatment of Dak Sa ore at Bong Mieu Plant met production rate expectations in the second quarter, however in the third quarter the trucking licence was not operative. The Company has determined that Dak Sa has commenced commercial production from October 1, 2009.

Annual Report 2009

The table below shows operating mine statistics of the Dak Sa Underground Project (VN320):

	Q1-2009	Q2-2009	Q3-2009	Q4-2009	YTD 2009	YTD 2008
Tonnes of ore milled	2,495	13,031	3,096	18,841	37,463	5,698
Grade (g/t Au)	19.91	19.20	16.14	18.56	18.46	17.06
Mill recoveries (percent)	59%	69%	69%	73%	71%	74%
Gold production (ounces)	947	5,575	1,076	8,197	15,795	2,320
Gold sales (ounces)	1,082	4,950	1,680	7,920	15,632	1,800
Sales	$947,494	$4,640,072	$1,628,511	8,839,498	$16,055,575	$1,420,273
Cost of Sales (Toll charges)	$796,612	$2,391,631	$697,521	$4,703,237	$8,589,001	$1,052,133
Amortization	-	-	-	$3,663,208	$3,663,208	-
Royalties	$33,393	$304,660	$91,429	554,902	$984,384	-

Phuoc Son Outlook for 2010

•	Establish levels of operations to support ‘self-funding’
(a)	By toll treating the ore the Company is mitigating risk with the project by establishing availability of ore and grade;
(b)	The toll treatment provides immediate employment in the Phuoc Son area;
(c)	The toll treatment will determine if the process is cash positive;
(d)	Based on points a–c above the company has decided and has started to proceed with onsite development of plant.
•	Identify drilling targets away from Dak Sa for commencement in 2010.
•	Change from trucking ore and toll treatment at Bong Mieu to full scale production on site.
•	Keep exploration expenditure at a level that available cash allows.

Other Properties

North Borneo Gold Sdn Bhd3 (Acquired as a result of the Zedex Transaction)

Bau Gold Project

The Bau Gold Project comprises consolidated Mining and Exploration tenements that collectively cover more than 828 km2 of the most highly-prospective ground within the historic Bau Goldfield, in Sarawak, East Malaysia. Operating since 1864, this goldfield has estimated historic gold production of more than 3 million oz. gold and recorded production of 1.5 million oz. of gold.  Regional analogy with goldfields across the border in Kalimantan suggests significantly greater remaining potential.

Pursuant to JV with a local Malaysian company, Olympus may earn majority interest by funding exploration up to “Decision to Develop”. The central goldfield area has been the principal focus of exploration since commencement of the JV in November, 2006. An independent consultant commissioned by Zedex Minerals Limited when they held this mineral interest has formally established a JORC status gold resource of 1.612 M oz, this resource is currently in the process of being converted to NI43-101 resource.  This comprises three near-surface deposits (Jugan, Pejiru and Sirenggok), with a subordinate contribution from auriferous tailings at the historic BYG Gold Mine. Potential for substantial additional gold resource has also been estimated (by independent consultant) in deposit extensions and closely adjacent zones. Other (as yet unexplored) potential remains within peripheral zones. All of the resource estimated deposits lie within granted “mining” tenements (i.e. either Mining Licences or Mining Certificates).

3 The directors of North Borneo Gold Sdn Bhd are:  Ling Lee Kong, Ling Lee Soon, John Seton, Paul Seton, and Rodney Murfitt.  The JV Accountant is IP Swee Pein.

Olympus Pacific Minerals Inc.

Binh Dinh New Zealand Gold Company Limited4 (Acquired as a result of the Zedex Transaction)

Thien Thuan Gold Project

The Thien Thuan Gold Project lies some 50 km West of the port city of Quy Nhon in Binh Dinh Province in Southern Vietnam. The project area broadly encompasses about 100 km2 of hilly terrain containing numerous hard rock and alluvial gold occurrences, within and peripheral to a large, multiphase intrusive complex of predominantly felsic composition.

Prior exploration by the Vietnamese Geological Survey (DGMV) during 1990-93 recorded six sub-parallel, closely spaced quartz veins hosted by a granitic intrusive. DGMV assays revealed gold values ranging up to 157 g/t Au, with 35 percent of all samples reporting above 3.0 g/t Au.

The JV has since mapped and sampled three intrusive related vein-swarms, confirming the presence of multiple quartz veins of potentially economic grade and width.

The Binh Dinh Provincial Government has granted an Investment Certificate to the Olympus subsidiary: Binh Dinh New Zealand Gold Company (BNG). Pursuant to the Investment Certificate, Olympus may earn 75 percent equity in the Thien Thuan Project, by funding exploration through to completion of a bankable feasibility study (such funding to be repayable from future profits). Upon reaching a “decision to mine”, project development will be jointly funded on a pro-rata basis.

GR Enmore Pty Limited5 (Acquired as a result of the Zedex Transaction)

Enmore Gold Project

The Enmore Gold Project covers approximately 325km2 within the Enmore-Melrose Goldfield of northeastern New South Wales, Australia. The Company holds a 100 percent interest in two exploration licences covering 290km2 and is earning an 80 percent interest in two exploration licences covering 35 km2. The geological setting is broadly analogous to that at the nearby Hillgrove copper gold mine.

Exploration results to date have confirmed the potential for lode and/or quartz stock-work style gold deposits at a number of individual prospects, including: Bora, Sunnyside, Lone Hand, Stony Hill, Sheba and Tabben. Potentially minable grades and widths have to date been drill-intersected at Sunnyside and Bora prospects.

Kadabra Mining Corporation6

Capcapo Property Summary

The property is located north of the prolific Baguio-Mankayan Gold District in the Philippines. On November 23, 2006, a Memorandum of Agreement and Supplement to Memorandum of Agreement [“MOA”] was entered into by AMIC, the Company and Jabel Corporation that allows the Grantee (defined as “Olympus Pacific Minerals Inc. and a Philippine national”) to acquire an option to earn a 60 percent interest in AMIC’s Capcapo mining tenement.  Company efforts in Capcapo (PH 100) have concentrated on obtaining Community approval which is required before any exploration can continue.  At December 31, 2009 the formal report and community decision was still awaited from the National Commission on Indigenous Peoples (NCIP).  No further work will be undertaken in the Capcapo area until the NCIP Report is received and negotiations over the Joint Venture are resolved.

4 The directors of Binh Dinh New Zealand Gold Company Limited are:  Nguyen Van Qua, Le Nam, John Seton, Paul Seton and Rodney Murfitt.  The general director is Rodney Murfitt and the chief accountant is Phuong Phuong.
5 The directors of GR Enmore Pty Limited are:  Messrs John Seton, Paul Seton and Patrick Flint
6 The Directors of Kadabra Mining Corporation are:  Messrs. Thomas Rodney Jones (chairman), Peregrino Resabal, Charles Barclay, and Russell Graham. The general director is Thomas Rodney Jones. The chief accountant is Salvador Palabrica.

Annual Report 2009

Other

Other properties for potential exploration with which the Company is in discussions include Khau Pum (VN101), Krong Pha (VN102), Bong Mieu West (VN103), Phuoc Thanh (VN104), La Hao (Cambodia) (KH100) and Sanakham (Laos) (LA100). The Company has had discussions with and organized a number of field trips for local authorities. Preliminary field work results are being assessed before further discussions are held.

Long Thanh Golf and Estate (Long Thanh) had signed a contract with Lao P.D.R Government to explore for gold and associated minerals in a 500 sq km area in 6 years, Attapeu province, Lao P.D.R. Due to a lack of exploration experience Long Thanh sought Olympus technical support for their project.  A Technical Support Agreement (“TSA”) was signed on January 31, 2009 with Long Thanh.  Under this TSA Olympus has contributed 35 percent wage and insurance payments and Long Thanh will pay for the balance (65 percent) and all work related expenses of the five Olympus geologists who attend the exploration programs in 2009.

Olympus Pacific Minerals Inc.

Operational Activities

Comments on selected items from our Consolidated Statements of Operations are noted in the table:

	2009	2008	% Change	Comments on variances
Sales	$16,400,740	$7,275,324	125
The Bong Mieu central plant sold 15,709 oz of gold during the 2009 year (at an average realized price of US$1,044 per ounce) compared to 8,489 oz of gold in the same period last year (at an average realized price of US$883 per ounce). An additional 8,489 oz of gold sales worth $7,928,120 in 2009 were capitalised for projects prior to their commercial production start date.

Cost of sales	9,448,441	5,820,382	62
Costs of sales increased due to increased sales in 2009.  The cost per ounce of gold produced was lower due to increased throughput and efficiency gains achieved by modifications to the Plant and Equipment during the year.

Amortization	4,392,945	2,468,047	78	Increased as a result of two mines coming into commercial production during 2009 which resulted in the commencement of amortisation of those Capital Assets.
Management fees and salaries	2,944,646	2,901,152	2	decreases as a result of reduced corporate office staffing in 2009 compared with 2008 and offset by inflation.
Professional fees	2,429,012	968,020	151	Increased as a result of the engagement of additional external professionals in relation to the amalgamation with Zedex Minerals Limited.
Travel	581,024	604,493	-4	No significant movement in this item during the 2009 year.
Investor relations and promotion	232,090	440,884	-47	Lower for the 2009 year due to change in marketing plans in 2008 flowing through to 2009 which had an overall reduction in costs.
Stock-based compensation	3,569,314	997,336	258
Increased as at the time the stock options were awarded the company share price was significantly lower than when they vested later in the year and the valuation of those options changed significantly.

Interest expense (income)	(11,795)	(551,023)	-98	Interest income decreased in 2009 due to the decreased cash balances held and reduced rates on available balances.
Foreign exchange loss (gain)	$(196,962)	$(330,916)	-40
Exchange gain reduced mainly as a result of no longer having to translate US dollars to CAD as the reporting currency has changed to US Dollars and the majority of the Company Cash and Investments are held in US dollars.

Annual Report 2009

Summary of Quarterly Results

(1)	Basic and diluted
(2)
Sales in Q4 2009 increased significantly due to the Phuoc Son project being placed into commercial production.  In previous quarters sales related to that project had been offset against deferred development costs.

Selected Annual Information

Fourth Quarter Highlights

•
The Bong Mieu Plant (including Phuoc Son ore) produced 9,984 ounces of gold in the fourth quarter of 2009 and sold 10,106 ounce of gold.  Production was significantly higher than previous quarters due to higher grade ore being processed through the modified plant.  The average sales price realized in the fourth quarter of 2009 was US$1,111 per ounce.

Liquidity Section – Investing and Financing Activities

Investing activities

During 2009, Olympus invested a total of $3,324,723 (2008 $8,505,575) in exploration and development expenses and $1,417,444 (2008 $5,828,995) acquiring property, plant and equipment, including capital lease payments and obligations, as follows:

	Property Plant & Equipment		Deferred Exploration & Development Expenditure
	2009	2008	2009	2008
Bong Mieu	1,088,427	3,882,797	1,903,759	3,924,781
Phuoc Son	323,170	1,935,030	1,420,964	4,343,726
Capcapo*	-	-	-	237,068
Other	5,847	11,168	-	-
	1,417,444	5,828,995	3,324,723	8,505,575
* Written-off as of December 31, 2008

Olympus Pacific Minerals Inc.

Financing activities

Equity Financing

The Company receives cash for use in operations mainly from the issuance of common shares, the exercise of warrants/stock options, investment income generated by its cash position, gold sales and the occasional sale of selected assets.

As at December 31, 2009, the cash and cash equivalents’ balance is $5,718,725 compared to $4,161,735 as at December 31, 2008.   The increase was mainly a result of increased gold sales and the increase in gold price in 2009. In 2008 the Company did not raise any funds by way of equity financing.  In 2009 the company raised US$5,200,000 of funds through newly issued equity.

Debt Financing

On June 27, 2007 a US$2 million Non-Revolving Debt Facility with Macquarie Bank Limited of Sydney, Australia was repaid in full.  The Company has not obtained any debt facilities in 2007, 2008 and 2009.

The Company continues with evaluating project funding for the Phuoc Son Dak Sa Underground Project (VN320). The Company has received offers for a range of facilities to develop the high-grade Phuoc Son Mine from various financial institutions who specialize in resource sector debt provisions. Management is of the view that a mixture of partly ‘self funding’, equity and loan finance is the preferred option to finance the Project and believes it will be able to deliver funding in time to progress the project to ‘production on site’ by the end of 2010.

The ability of the Company to continue its growth is dependent upon obtaining the necessary funding and/ or generating funds to continue its exploration and development programs and/or the realization of proceeds from the sale of one or more of its properties and/or assets.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Use of Financial Instruments

The Company has not entered into any financial agreements to minimize its investment, currency or commodity market risk.  The principal financial instruments affecting the Company’s financial condition and results of operations are currently its cash, accounts receivable, accounts payable and accrued liabilities. The excess cash is deposited in interest bearing Canadian bank deposit accounts.  The gold produced in Vietnam is being refined in Switzerland and sold at the London Bullion Market a.m. Fixing.

Annual Report 2009

Commitments, Contingencies and Contractual Obligations

As at December 31, 2009
Payment Due	Total	Less than one year	Year 2	Year 3	Year 4	Year 5 and thereafter
Capital lease obligations	171,001	171,001	-	-	-	-
Operating leases	628,758	192,242	114,969	114,312	99,235	108,000
Purchase obligations - supplies & services	3,520,340	3,519,480	860	-	-	-
Purchase obligations - capital	-	-	-	-	-	-
Asset retirement obligations	974,726	204,716	179,188	128,243	430,843	31,736
Total	5,294,825	4,087,439	295,017	242,555	530,078	139,736

In the normal course of business, the Company is subject to various legal claims.  Provisions are recorded where claims are likely.

The Company entered into an amalgamation agreement with Zedex Minerals Limited which became unconditional at December 17, 2009 and was completed by issue of shares on January 25, 2010.  Refer to note 16 for details of the obligations in relation to that transaction.

Common shares

As of March 31, 2010, the Company had issued and outstanding 322,685,184 common shares.

Regulatory Update

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

A company’s internal control over financial reporting includes those policies and procedures that:

(i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company;

(ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and

(iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

It should be noted that a control system, no matter how well conceived or operated, can only provide reasonable assurance, not absolute assurance, that the objectives of the control system are met. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies and procedures may deteriorate.

Olympus Pacific Minerals Inc.

Description and impact of material weakness

In November 2009 the Company identified errors in relation to the recognition of revenue from the Vietnam operations, the translation of opening balances from CAD to USD and the interpretation of the grant date of stock based compensation.  As a result changes were made to the original filing for the second quarter of 2009 that were restated and refiled on November 12, 2009.  In addition the Company has identified an error relating to the Canadian GAAP to US GAAP reconciliation for the year ended December 31, 2008.  This error has been corrected in the financial statements for the year ended December 31, 2009 restated and refiled on July 14, 2010.

Management, including our Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2009. In making this assessment, management used the criteria set forth in the Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its assessment, and in light of the items identified in the interim financial statements for the second quarter of 2009, and the Canadian GAAP to US GAAP reconciliation as described above, management has concluded that, as of December 31, 2009, the Company lacked sufficient personnel with the required experience and capabilities to complete all necessary control procedures associated with financial reporting and that  the Company’s internal controls over financial reporting required modification and were considered ineffective in terms of National Instrument 52-109.

The errors that arose in the 2009 reporting required the Company to refile. This deficiency highlighted the possibility that a material misstatement would possibly not be prevented or detected on a timely basis.

Remediation Plan

Management has evaluated the need for additional resources to support the disclosure controls and financial reporting requirements within the organization and has appointed an Internal Control Coordinator and subsequent to year end was in the process of appointing an experienced Group Controller to address the issue.

Evaluation of Disclosure Controls and Procedures

The Company’s management, with the participation of our Chief Executive Officer and Chief Financial Officer, as of the end of the period covered in this report, evaluated the effectiveness of our disclosure controls and procedures and determined that as a result of the need to re-file its reports during the 2009 year, as of December 31, 2009, that the general design of the our disclosure controls were satisfactory but that the operation of the Company’s disclosure controls and procedures were ineffective.  The impact and the Company’s remediation plan have been described above.

Regulatory Reporting in the United States

In January 2008, the Company completed its SEC registration process and the SEC had no remaining formal comments on the Form 20 registration statement.  On March 28, 2008, the Company filed its annual Form 20-F for 2007.

The completion of the Form 20-F registration allowed the Company to apply to the Financial Industry Regulatory Authority (“FINRA”) and obtain listing approval, effective March 5, 2008. The common shares of the Company are listed and posted for trading on the over-the-counter bulletin board in the United States.  This allows US residents to trade the Company’s common shares efficiently.

Board and Management Changes

Effective December 17, 2009, Mr. Leslie Robinson (former Director of Zedex Minerals Limited (Zedex)) was appointed Director, Mr. Paul Seton (former Chief Executive Officer of Zedex) was appointed the Senior Vice President - Commercial, Ms. Jane Bell (former Chief Finance Officer of Zedex) was appointed Vice President – Finance and Mr Rodney Murfitt (former Chief Geologist of Zedex) was appointed Group Exploration Manager. On 31 December 2009, Mr. Rod Jones stepped down from the role of Vice President Exploration and Ms. Huong Le Dao, from the role of Vice President – Human Resources.  Ms. Ritu Pandey was appointed Group HR Manager.

Annual Report 2009

Critical Accounting Policies and Estimates

The Company’s consolidated financial statements have been prepared in accordance with Canadian GAAP.  In this MD&A, the Company has provided an update for any changes in accounting policies.  A comprehensive discussion of Olympus’ significant accounting policies is contained in note 2 of the audited consolidated financial statements for the year ended December 31, 2009.

Critical accounting estimates used in the preparation of the consolidated financial statements include the Company’s estimate of the recoverable value of its capital assets, mineral properties and related deferred exploration and development expenditures as well as asset retirement obligations (“AROs”), and the value of stock-based compensation.  All of these estimates involve judgement and are, or could be, affected by significant factors that are beyond management’s control.

The Company’s recoverability of the recorded value of its mineral properties and associated deferred expenses is based on market conditions for minerals, underlying mineral resources associated with the properties and future costs that may be required for ultimate realisation through mining operations or by sale.  The Company is in an industry that is dependent on a number of factors, including environmental, legal and political risks, the existence of economically recoverable reserves, the ability of the Company and its subsidiaries to obtain necessary financing to complete the development and future profitable production or the proceeds of disposition thereof.

The Company reviews and evaluates the carrying value of its mineral properties, property, plant and equipment and deferred exploration and development costs for impairment when events or changes in circumstances indicate that the carrying amounts of related assets or groups of assets might not be recoverable.  In assessing the impairment for these assets, if the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset, an impairment loss is measured and recorded for the difference between the carrying value and fair value calculated as the discounted estimated cash flows.  All long-lived assets at a particular operation or project are combined for purpose of performing the recoverability test and estimating future cash flows.  Future cash flows are based on management’s best estimates of future recoverable mine production using independently verified reserve estimates, expected sales prices (considering current and historical prices), production levels and costs and further expenditures. These cash flows are subject to significant measurement uncertainty and material write-downs could occur if actual results differed from the estimates and assumptions used.

ARO occur as a result of the acquisition, development or construction and normal operation of mining property, plant and equipment, due to government controls and regulations protecting the environment and public safety on the closure and reclamation of mining properties.  AROs are measured based on the discounted expected cash flows, using a credit-adjusted risk-free rate of interest.   The recorded ARO reflects the expected cost, taking into account the probability of particular scenarios.  The difference between the upper and lower end of the range of assumptions can be significant; and, consequently, changes in assumptions could have a material impact on the fair value of the ARO and future earnings in the period of change.  Estimates of cash flow earlier in the mine life are more subjective and significant estimates and judgements are made when estimating the fair value of AROs.   Additionally, it is reasonably possible that circumstances could occur during or by the end of the mine life that will require material revisions to the AROs.    Management prepares estimates of the timing and amounts of the cash flows when an ARO is incurred.   Many factors can cause the expected cash flows to change such as, but not limited to, changes in regulations, laws or enforcement, mine life changes, new facilities, or changes in reserves.

Olympus Pacific Minerals Inc.

In accordance with Canadian Institute of Chartered Accountants (CICA) HB Section 3870, stock-based compensation is based on the estimated fair market value of the options at the grant date.  Significant assumptions used under the Black-Scholes valuation model, which is used to calculate the fair value of the options, include the expected term and stock price volatility.  The term assumption represents the average estimated length of time that the option would remain outstanding before being exercised or forfeited.  The Company has used historical data to determine volatility in accordance with the Black-Scholes model.  For any assumptions used in option valuation, we update our historical data used to calculate specific assumptions such as expected term, volatility and forfeiture rates and we also update any assumptions that require current market data on an ongoing basis.   Refer to Notes 2 and 7(b) of the audited consolidated financial statements for further details on stock options.

Changes in Accounting Standards

The Company has adopted the following new Canadian Institute of Chartered Accountants (“CICA”) guidelines effective for the Company’s first quarter commencing January 1, 2009:

Section 3064 – Goodwill and Intangible Assets and Section 3450, Research and Development Costs

In February 2008, the CICA issued Handbook Section 3064, Goodwill and Intangible Assets, replacing Section 3062, Goodwill and Other Intangible Assets. This section provides guidance on the recognition of intangible assets in accordance with the definition of an asset and the criteria for asset recognition as well as clarifying the application of the concept of matching revenues and expenses, whether these assets are separately acquired or internally developed.  The standards concerning goodwill are unchanged from the standards included in the previous Section 3062.

Furthermore, the CICA agreed to the withdrawal of Section 3450, Research and Development Costs and incorporated the provisions of the International Accounting Standards, IAS 38, related to research and development costs into Section 3064.   Research and development costs are of substantially the same character as other expenditures that need to be evaluated against the criteria for recognition of intangible assets.  Accordingly, this standard prohibits the capitalization of costs associated with research activities.

On adopting Section 3064, there was no effect on the consolidated financial statements of the Company.

Mining Exploration Costs (EIC 174)

The Emerging Issues Committee (“EIC”) of the CICA approved abstract EIC 174, “Mining  Exploration Costs”, which provides guidance on capitalization of exploration costs related to mining properties in particular, and on impairment of long-lived assets in general.  The Company has applied this new abstract in the impairment analysis performed for the year ended December 31, 2009.  The adoption of this new accounting policy did not have a material impact on Company’s consolidated financial statements.

Section 1582, Business Combinations; 1601, Consolidated Financial Statements and 1602, Non-Controlling Interests.

In January 2008, the CICA issued Sections 1582, Business Combinations; 1601, Consolidated Financial Statements and 1602, Non-Controlling Interests.  These sections replace the former Section 1581, Business Combinations; and Section 1600, Consolidated Financial Statements, and establish a new section for accounting for a non-controlling interest in a subsidiary.  Section 1582 and Section 1601 are harmonized with IFRS 3R, Business Combinations; and IAS 27R, Consolidated and Separate Financial Statements.

Section 1582 is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011, with early adoption permitted.  Section 1601 and Section 1602 apply to interim and annual consolidated financial statements relating to years beginning on or after January 1, 2011.  The Company has early adopted Sections 1582, 1601 and 1602 with effect from January 1, 2009 and has applied this to the business combination transaction that occurred in December 2009.   As a result of early adoption of these new standards all costs associated with the amalgamation between Olympus Pacific Minerals NZ Ltd (“Olympus NZ”) and Zedex Minerals Limited (“Zedex”) have been expensed and not capitalized.  Early adoption of Sections 1601 did not have an impact on these consolidated financial statements.  Early adoption of section 1602 has resulted in the recognition of the allocation of net loss to non-controlling interest for losses incurred at subsidiaries that are not fully owned.

Annual Report 2009

Credit Risk and the Fair Value of Financial Assets and Financial Liabilities (EIC Abstract 173)

In January 2009, the CICA issued EIC Abstract 173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities. The EIC requires the Company to take into account the Company’s own credit risk and the credit risk of the counterparty in determining the fair value of financial assets and financial liabilities, including derivative instruments. This abstract applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 20, 2009. The adoption of this new accounting policy did not have a material impact on Company’s consolidated financial statements.

Financial Instruments – Disclosures (Section 3862)

In June 2009, the Accounting Standards Board (“AcSB”) amended CICA Section 3862, Financial Instruments – Disclosures, to enhance disclosure requirements for fair value measurement of financial instruments and liquidity risks. The amendments require additional disclosure for fair value measurements including the fair value hierarchy into which the fair value measurements are categorized in their entirety. Disclosures must be made for any significant transfers between the Level of the fair value hierarchy and the reasons for those transfers. The standard now requires reconciliation of the beginning balances to the ending balances for those fair value measurements that result from the use of significant unobservable inputs in valuation techniques, disclosing separately changes during the period. It also requires disclosures of the risk related to financial liabilities that are settled by delivering cash or other financial assets and a maturity analysis disclosure for derivative financial liabilities based on how an entity manages liquidity risk. The amendments to Section 3862 apply for interim and annual financial statements relating to fiscal years ending on or after September 30, 2009. The Company adopted this amended standard in 2009 and the adoption of this new accounting policy did not have a material impact on Company’s consolidated financial statements.

Future Accounting Changes

In February 2008, the Canadian Accounting Standards Board confirmed the transition from Canadian GAAP to IFRS for all publicly accountable entities no later than fiscal years commencing on or after January 1, 2011. As a result, throughout 2009, the Company undertook a detailed review of the implications of having to report under IFRS and also examined the alternative available to the Company, as a Foreign Private Issuer in the United States and Australia, of filing the primary financial statements in Canada using US GAAP, as permitted by the Canadian Securities Rules.

In carrying out this evaluation, we considered many factors, including, but not limited to (i) the changes in accounting policies that would be required and the resulting impact on our reported results and key performance indicators, (ii) the reporting standards expected to be used by many of our industry comparables, and (iii) the financial reporting needs of our market participants, including shareholders, lenders, rating agencies and market analysts.

As a result of this analysis, the Company has determined that it will adopt US GAAP as the primary basis of financial reporting with the first reporting period beginning after January 1, 2010. The Company has already commenced planning and implementation of this transition and the adoption of US GAAP is not anticipated to have a material change on the accounting policies or financial results, except for the reporting differences disclosed in note 17 of our 2009 consolidated financial statements.

Olympus Pacific Minerals Inc.

Transactions and Loans with Related Parties

The Company entered into the following related party transactions during the 2009 year:

	Year-to-date December 31
	2009	2008
Consulting and legal fees	$184,852	$103,804
Management fees	$916,409	$834,755
Reimbursement of expenses	$390,048	$282,955
Royalties	$128,746	$134,177
Loans	$1,563,753	-

These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties. The above figures represent amounts either paid or accrued.

Legal and consulting fees

Consulting services provided by Jura Trust and Spencer Enterprises Limited which is associated with John Seton, a director of the Company.   Legal services provided by Claymore Law where John Seton is a principal.   The services provided are not under contract as the consulting and legal services are provided when required.

Management fees and reimbursement of expenses

Management fees and reimbursement of expenses incurred on behalf of the Company to companies controlled by officers of the Company.   The companies that were paid for management fees and reimbursement of expenses include the following: Orangue Holdings Limited associated with David Seton in 2009 and 2008; Wholesale Products Trading Limited associated with Peter Tiedemann in 2009 and 2008;  Momentum Resources International Pty Limited associated with Colin Patterson in 2009 and 2008;  Action Management Limited associated with Charles Barclay in 2009 and 2008, and Cawdor Holdings Limited associated with Russell Graham in 2009 and 2008    Expenses that were reimbursed include the following costs: airfare, accommodation, meals, car rental, telecommunications, computer, training courses, conferences and licenses.

Royalties

On January 1, 2006, Zedex Minerals Limited (Zedex) (a significant shareholder of the Company) was assigned a 2 percent gross production royalty, on the Bong Mieu sales, less incremental costs when Ivanhoe assigned to Zedex all its rights, title and interest in and to the debt, gross production royalties and royalty agreement.  The royalty is calculated as 2 percent of the net sales amount equal to the revenues for gold and silver less refining and delivery costs.

On December 17, 2009, Zedex and Olympus amalgamated (refer to page 61), hence all royalty obligations in relation to Zedex ceased effective December 17, 2009.

Loans

As part of the amalgamation with Zedex, Olympus advanced funds in December 2009 to enable settlement of creditors at year end.  The balance advanced to Zedex and its subsidiaries at December 31, 2009 is recognised in Accounts Receivable.

Other non-recurring transactions

None.

Annual Report 2009

Risk Factors and Uncertainties

The Company faces risk factors and uncertainties, similar to those faced by other exploration and development companies in South East Asia, including the following general description of significant risk factors:

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Not All Of The Company Mineral Properties Contain A Known Commercially Mineable Mineral Deposit: The business of mineral exploration and extraction involves a high degree of risk and few properties that are explored are ultimately developed into producing mines.  Major expenses may be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site.    The long-term profitability of the Company’s operations will be in part directly related to the cost and success of its ability to develop the extraction and processing facilities and infrastructure at any site chosen for extraction.   It is impossible to ensure that the exploration or development programs planned by the Company will result in a profitable commercial mining operation.   Whether a mineral deposit is commercially viable depends on a number of factors, including, but not limited to the following:  particular attributes of the deposit, such as grade, size and proximity to infrastructure; metal prices, which are volatile; and government regulations, including regulations relating to investment, mining, prices, taxes, royalties, land use and tenure, importing and exporting of minerals and environmental protection.

•
Because The Company Has Primarily Been An Exploration Company, The Company Is Dependent Upon Its Ability to Raise Funds In Order to Carry Out Its Business:  With ongoing cash requirements for exploration, development and new operating activities, it will be necessary in the near and over the long-term to raise substantial funds from external sources.   If the Company does not raise these funds, it would be unable to pursue its business activities and investors could lose their investment.  If the Company are able to raise funds, investors could experience a dilution of their interests which would negatively impact the market value of the shares.

•
The Company Requires Substantial Funds to Build its Proposed Mine at the Phuoc Son Property which it may not be Able to Raise in the Current Economic Environment:  In order to complete exploration of the property and construct a mine at its Phuoc Son Property, the Company estimates it will require approximately US $52,000,000.  However, in the current economic environment there is substantial doubt that the Company would be able to raise these funds through sales of its equity, the means it has used to finance its operations in the past.  In addition, although the Company has investigated the possibility of financing construction of the mine through debt, there can be no assurance that debt financing would be available on acceptable terms, if at all.  In the event that the Company is unable to raise the necessary funds to build the Phuoc Son mine, the Company will not be able to maximize the recovery of gold from the Phuoc Son Property.  Although the Company has announced that it intends to truck materials from the Phuoc Son Property to the Bong Mieu operating plant for processing, this approach is not as efficient as processing the ore on site, and, over the long term, would substantially reduce the profitability of the property.

•
The Company Will Not Be Able to Insure Against All Possible Risks:  Exploration for natural resources involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome.  The Company’s business is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to the Company’s properties or the properties of others, delays, monetary losses and possible legal liability. If any such catastrophic event occurs, investors could lose their entire investment. Obtained insurance will not cover all the potential risks associated with the activities of the Company. Moreover, the Company may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to the Company or to other companies in the mining industry on acceptable terms. The Company might also become subject to liability for pollution or other hazards which may not be insured against or which the Company may elect not to insure against because of premium costs or other reasons. Losses from these events may cause the Company to incur significant costs that could have a material adverse effect upon its financial performance and results of operations. Should a catastrophic event arise, investors could lose their entire investment.

Olympus Pacific Minerals Inc.

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Commodity Price Fluctuations - if the Price of Gold Declines, The Properties May Not Be Economically Viable: The Company’s revenues are expected to be in large part derived from the extraction and sale of base and precious metals such as gold. The price of those commodities has fluctuated widely, particularly in recent years, and is affected by numerous factors beyond the Company’s control including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumptive patterns, speculative activities and increased production due to new or improved mining and production methods. The effect of these factors on the price of base and precious metals cannot be predicted and the combination of these factors may result in us not receiving adequate returns on invested capital or the investments retaining their respective values.  If the price of gold (including other base and precious metals) is below the cost to produce gold, the properties will not be mined at a profit.  Fluctuations in the gold price affect the Company’s reserve estimates, its ability to obtain financing and its financial condition as well as requiring reassessments of feasibility and operational requirements of a project. Reassessments may cause substantial delays or interrupt operations until the reassessment is finished.

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The Company May Not be Able to Compete with Other Mining Companies for Mineral Properties, Investment Funds, Personnel and Technical Expertise: The resource industry is intensely competitive in all of its phases, and the Company competes for mineral properties, investment funds and technical expertise with many companies possessing greater financial resources and technical facilities than it does. Competition could prevent the Company’s from conducting its business activities or prevent profitability of existing or future properties or operations if the Company were unable obtain suitable properties for exploration in the future, secure financing for our operations or attract and retain mining experts.

•
If The Company Does Not Comply With All Applicable Regulations, It May be Forced to Halt Its Business Activities:  Such activities are subject to various laws governing land use, the protection of the environment, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, mine safety and other matters. The Company may not be able to obtain all necessary licences and permits required to carry out exploration at, developments of, or mining at the projects. Unfavourable amendments to current laws, regulations and permits governing operations and activities of resource exploration companies, or more stringent implementation thereof, could have a materially adverse impact on the Company and cause increases in capital expenditures which could result in a cessation of operations by the Company.  Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions there under, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in resource exploration may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violation of applicable laws or regulations. Large increases in capital expenditures resulting from any of the above factors could force the Company to cease business activities.

•
Non-Compliance With Environmental Regulation May Hurt The Company’s Ability To Perform Its Business Activities: The Company’s operations are subject to environmental regulation in the jurisdiction in which it operates.  Environmental legislation is still evolving in this jurisdiction and it is expected to evolve in a manner which may require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. If there are future changes in environmental regulation, they could impede the Company’s current and future business activities and negatively impact the profitability of operations.

Annual Report 2009

•
If The Company is Unable To Obtain And Keep In Good Standing Certain Licences, It will be Unable to Explore, Develop or Mine any of Its Property Interests: In order to explore, develop or conduct mining operations in Vietnam, the Company must establish or create an entity authorized to conduct Business in Vietnam via an Investment Licence.  Then, the Company requires a prospecting licence, an exploration licence and a mining licence, depending on the level of work being conducted on the property.  Without all the appropriate licences, the activities could not occur.

•
If The Company Does Not Make Certain Payments Or Fulfill Other Contractual Obligations, It May Lose Its Option Rights And Interests In Its Joint Ventures: The Company may, in the future, be unable to meet its share of costs incurred under any option or joint venture agreements to which it is presently or becomes a party in the future and the Company may have its interest in the properties subject to such agreements reduced as a result. Furthermore, if other parties to such agreements do not meet their share of such costs, the Company may be unable to finance the cost required to complete recommended programs.  The loss of any option rights or interest in joint ventures would have a material adverse effect on the Company.

•
Title To Assets Can Be Challenged Or Impugned Which Could Prevent The Company From Exploring, Developing Or Operating At Any Of Its Properties: There is no guarantee that title to concessions will not be challenged or impugned. In Vietnam or the Philippines, the system for recording title to the rights to explore, develop and mine natural resources is such that a title opinion provides only minimal comfort that the holder has title. In Vietnam, mining laws are in a state of flux, continuously being reviewed and updated, and the system is new and as yet untested.  If title to assets is challenged or impugned, the Company may not be able to explore, develop or operate its properties as permitted or enforce its rights with respect to the properties.

•
Political And Economic Instability In Vietnam Or The Philippines Could Make It More Difficult Or Impossible For the Company To Conduct Its Business Activities: The Company’s exploration, development and operation activities occur in Vietnam and Philippines and, as such, the Company may be affected by possible political or economic instability in those countries. The risks include, but are not limited to, terrorism, military repression, fluctuations in currency exchange rates and high rates of inflation. Changes in resource development or investment policies or shifts in political attitude in those countries may prevent or hinder the Company’s business activities and render our properties unprofitable by preventing or impeding future property exploration, development or mining.  Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, royalties and duties, income taxes, expropriation of property, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety. The laws on foreign investment and mining are still evolving in Vietnam and it is not known to where they will evolve. The effect of these factors cannot be accurately predicted. There may be risks in the Philippines including nationality restriction in the ownership of mining properties regarding the payment of permitting fees and obtaining the free, prior and informed consent of affected indigenous peoples.

Vietnamese tax laws are open to interpretation and, in respect to mining locations, there are no clear precedents. Management considers the company has made adequate provision for liabilities to the Vietnamese Government based on correspondence with the Vietnamese authorities and external advice received, there is however a risk that additional payments will be levied on the Company.

•
Exchange Rate And Interest Rate Fluctuations May Increase The Company’s Costs: The profitability of the Company may decrease when affected by fluctuations in the foreign currency exchange rates between the Canadian Dollars, Australian dollars, US Dollars and Vietnamese Dongs.  Exchange rate fluctuations affect the costs in Canadian dollar terms the Company incurs in its exploration and development activities. For example, the appreciation of the US dollar against the Canadian dollar would increase costs in Canadian dollar terms.   The Company does not currently take any steps to hedge against currency fluctuations.    In the event of interest rates rising, the liabilities of the Company that are tied to market interest rates would increase the Company’s borrowing costs.

Olympus Pacific Minerals Inc.

•
Our Stock Price Could Be Volatile:  The market price of the common shares, like that of the common shares of many other natural resource companies, has been and is likely to remain volatile.  Results of exploration activities, the price of gold and silver, future operating results, changes in estimates of the Company’s performance by securities analysts, market conditions for natural resource shares in general, and other factors beyond the control of the Company, could cause a significant decline on the market price of common shares.

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The Company Stock Will Be A Penny Stock Which Imposes Significant Restrictions On Broker-Dealers Recommending The Stock For Purchase: Securities and Exchange Commission (SEC) regulations define "penny stock" to include common stock that has a market price of less than $5.00 per share, subject to certain exceptions. These regulations include the following requirements: broker-dealers must deliver, prior to the transaction, a disclosure schedule prepared by the SEC relating to the penny stock market; broker-dealers must disclose the commissions payable to the broker-dealer and its registered representative; broker-dealers must disclose current quotations for the securities; if a broker-dealer is the sole market-maker, the broker-dealer must disclose this fact and the broker-dealers presumed control over the market; and a broker-dealer must furnish its customers with monthly statements disclosing recent price information for all penny stocks held in the customer’s account and information on the limited market in penny stocks. Additional sales practice requirements are imposed on broker-dealers who sell penny stocks to persons other than established customers and accredited investors. For these types of transactions, the broker-dealer must make a special suitability determination for the purchaser and must have received the purchaser’s written consent to the transaction prior to sale. If our Shares become subject to these penny stock rules these disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the Shares, if such trading market should ever develop.  Accordingly, this may result in a lack of liquidity in the Shares and investors may be unable to sell their Shares at prices considered reasonable by them.

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The Company Does Not Plan To Pay Any Dividends In The Foreseeable Future:  The Company has not paid a dividend in the past and it is unlikely that the Company will declare or pay a dividend until warranted based on the factors outlined below.  The declaration, amount and date of distribution of any dividends in the future will be decided by the Board of Directors from time-to-time, based upon, and subject to, the Company’s earnings, financial requirements and other conditions prevailing at the time.

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Shareholders Could Suffer Dilution Of The Value Of Their Investment If The Company Issue Additional Shares: There are a number of outstanding securities and agreements pursuant to which common shares may be issued in the future. If these shares are issued, this will result in further dilution to the Company’s shareholders.

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In The Event That Key Employees Leave The Company, The Company Would Be Harmed Since It Is Heavily Dependent Upon Them For All Aspects Of The Companies Activities: The Company is dependent on key employees and contractors, and on a relatively small number of key directors and officers, the loss of any of whom could have, in the short-term, a negative impact on the Company’s ability to conduct its activities and could cause a decline in profitability of the properties or additional costs from a delay in development or exploration of properties.  The Company has consulting agreements with the Chairman and Chief Executive Officer, Chief Financial Officer, Corporate Secretary, President, VP Explorations, Chief Operating Officer and VP Finance Vietnam.

•
Management May Be Subject To Conflicts Of Interest Due To Their Affiliations With Other Resource Companies:  Because some of the Company directors and officers have private mining interests and also serve as officers and/or directors of other public mining companies, their personal interests are continually in conflict with the interests of the Company. Situations may arise where these persons are presented with mining opportunities, which may be desirable for the Company, as well as other companies in which they have an interest, to pursue. If the Company is unable to pursue such opportunities because of our officers’ and directors’ conflicts, this would reduce the Company’s opportunities to increase our future profitability and revenues.   In addition to competition for suitable mining opportunities, the Company competes with these other companies for investment capital, and technical resources, including consulting geologists, metallurgist engineers and others. Similarly, if the Company is unable to obtain necessary investment capital and technical resources because of our officers’ and directors’ conflicts, the Company would not be able to obtain potential profitable properties or interests and reduce the Company’s opportunities to increase our future revenues and income.    Such conflict of interests are permitted under Canadian regulations and will continue to subject the Company to the continuing risk that it may be unable to acquire certain mining opportunities, investment capital and the necessary technical resources because of competing personal interests of some of our officers and directors.

Annual Report 2009

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Future Sales Of Common Shares By Existing Shareholders Could Decrease The Trading Price Of The Common Shares:  Sales of large quantities of the common shares in the public markets or the potential of such sales could decrease the trading price of the common shares and could impair the Company’s ability to raise capital through future sales of common shares.

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The Company Used A Pre-Feasibility Study And Did Not Complete A Feasibility Study Before Making Its Decision To Place The Bong Mieu Central Gold Mine (VN220) Into Production:  The economic feasibility of the mining properties is based upon a number of factors, including estimations of reserves and mineralized material, extraction and process recoveries, engineering, capital and operating costs, future production rates and future prices of gold, and other precious metals that the Company may attempt to mine in the future.  It is customary for a company to prepare a feasibility study on a property before making the decision to place the property into production.  A feasibility study is a detailed report assessing the feasibility, economics and engineering of placing a mineral deposit into commercial production.  However, the Company did not have a feasibility study prepared before making its decision to place the Bong Mieu Central Gold Mine (VN220) into production.  Instead, the Company prepared a pre-feasibility study, which is a less comprehensive report. Pre-feasibility studies can underestimate a project’s capital and operating costs, while at the same time overestimating the amount of reserves, grade recovery from processing and mineralization.  Accordingly, as the Company attempts to scale up the Bong Mieu Central Gold Mine (VN220) to full production, it may learn that it has underestimated the amount of capital it will need and the costs involved in mining the deposit, as well as other issues such as grade recovery and throughput affecting the project’s profitability.  Had the Company prepared a full feasibility study, rather than just a pre-feasibility report, it is possible that the Company might have determined that the economics of the project were unfavorable and decided not to place the mine into production.

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The Company Conducted Only Limited Drilling On Its Bong Mieu Property So Its Decision To Place The Bong Mieu Central Gold Mine (VN220)  Into Production May Have Been Based Upon Incomplete Information:  The Company conducted a limited amount of drilling before making its decision to place the Bong Mieu Central Gold Mine (VN220)  Mine into production.  As a result, the Company’s estimates of the mineralized material and reserves on the property, which played a large role in the Company’s production decision, may not be accurate.  Furthermore, the Company’s determination of the character, location, size and accessibility of the mineralized material may have been based upon incomplete data, rendering its conclusions potentially inaccurate about the commerciality of the property.

The Company is currently evaluating its funding options to further explore the property in order to increase the known reserves and discover additional mineralization.  However, in the current economic climate, the Company may be unable to raise the necessary funding.  Accordingly, it may be unable to undertake the additional exploration it wants to conduct on the property, limiting its ability to continue the exploration and development of the property.

•
Because The Company’s Testing Of Its Mining Process At The Bong Mieu Central Gold Mine (VN220) Was Limited To Small Pilot Plant And Bench Scale Testing, It May Be Unable To Obtain The Expected Metallurgical Recoveries When It Scales Up Its Operations, Rendering The Project Unprofitable:  Before the Company placed the Bong Mieu Central Gold Mine (VN220) into production, it built a pilot plant and conducted bench scale testing.  A pilot plant is a small-scale mill in which representative tonnages of ore can be tested under conditions which foreshadow or imitate those of the full-scale operation proposed for a given ore.  Although a pilot plant can provide information on mining the deposit, very frequently a company will have difficulty duplicating the results from the pilot plant and bench scale testing when scaling the project up to a production level, which has been the case to date with the Company’s operations at the Bong Mieu Central Gold Mine (VN220).   The mine commenced limited operations in 2006, pouring its first gold bar in March 2006.  At that time, it was determined that the mining process had to be reconfigured.  Consequently, the Company has taken steps to modify its mining process, causing the Company not to meet its planned production goals.  The current ore throughput at the mine is approximately 500 tonnes per day.  The Company’s original estimates of future cash operating costs at the mine, which were based largely on the Company’s pilot plant and bench scale testing, have been increased to reflect the above factors.

Olympus Pacific Minerals Inc.

Since the Bong Mieu Central Gold Mine (VN220), as well as the Company’s other property interests, have no significant operating histories, estimates of mineralized material and reserves, mining and process recoveries and operating costs must be based, in addition to the information received from the pilot plant and bench scale testing, to a large extent upon the interpretation of geologic data obtained from drill holes, and upon scoping and feasibility estimates that derive forecasts of operating costs from anticipated tonnages and grades of mineralized material and reserves to be mined and processed, the configuration of the mineralized deposits, expected recovery rates of minerals, comparable facility and equipment costs, and climatic conditions and other factors. Commonly in new projects, such as the Bong Mieu Central Gold Mine (VN220), actual construction costs, operating costs and economic returns differ materially from those initially estimated.  The Company cannot be certain that the Bong Mieu Central Gold Mine (VN220) will ever achieve the production levels forecasted, that the expected operating cost levels will be achieved, or that funding will be available from internal and external sources in necessary amounts or on acceptable terms to continue the necessary development work. Failure to achieve the Company’s production forecasts would negatively affect the Company’s revenues, profits and cash flows.  Accordingly, if the Bong Mieu Central Gold Mine (VN220), or any of the Company’s other properties, cannot be developed within the time frames or at the costs anticipated, or that any forecasted operating results can be achieved, the projects could possibly be rendered unprofitable.

Annual Report 2009

Forward Looking Information

This report contains certain forward-looking statements relating to, but not limited to, the Company’s expectations, estimates, intentions, plans and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “budget”, “estimate”, “may” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information may include, but are not limited to, reserve and resource estimates, estimates of future production, unit costs, costs of capital projects and timing of commencement of operations, and is based on current expectations that are inherently subject to a number of business and economic risks and uncertainties and contingencies.   Forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from any forward-looking statement.  These risks, uncertainties and other factors include, but are not limited to, the following: failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, changes in national and local government legislation, taxation or regulations, political or economic developments, inflation, changes in currency exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors. All forward-looking statements in this interim report are qualified by these cautionary statements.

Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Shareholders are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. The Company disclaims any intention or obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by applicable laws.

Olympus Pacific Minerals Inc.

Management’s Responsibility

The accompanying consolidated financial statements, Management’s Discussion and Analysis and all of the other information included in the Annual Report have been prepared by and are the responsibility of management of the Company.  The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada and reflect management’s best estimates and judgements based on currently available information.  The Company has a system of internal controls designed to provide reasonable assurance that the financial statements are accurate and complete in all material respects.  Management believes that the internal controls provide reasonable assurance that our financial information is reliable and relevant, and that assets are properly accounted for and safeguarded from loss.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control.  The Board exercises its responsibilities through the Audit Committee, appointed by the Board and comprised of independent directors, which meets with the independent auditors to satisfy itself that management’s responsibilities are properly discharged and to review the consolidated financial statements before they are presented to the Board of Directors for approval.

The consolidated financial statements have been audited by Ernst & Young LLP Chartered Accountants.  The independent auditors have unrestricted access to the Audit Committee.  Their report outlines the scope of their examination and opinion on the consolidated financial statements.

Signed: “David A. Seton”	Signed: “Peter Tiedemann”

David A. Seton	Peter Tiedemann
Chairman and	Chief Financial Officer
Chief Executive Officer	March 31, 2010
March 31, 2010

Annual Report 2009

Report of Independent Auditors

To the Shareholders of Olympus Pacific Minerals Inc.

We have audited the consolidated balance sheets of Olympus Pacific Minerals Inc. as at December 31, 2009 and 2008, and the consolidated statements of operations and comprehensive loss, and cash flows for each of the years in the three-year period ended December 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Olympus Pacific Minerals Inc. as at December 31, 2009 and 2008, and the results of its operations and its cash flows for the each of the three years in the period ended December 31, 2009 in conformity with Canadian generally accepted accounting principles.

As discussed in Note 17 to the consolidated financial statements, the 2008 reconciliation to United States generally accepted accounting principles has been restated. Our report, dated March 31, 2010, on the previously issued consolidated financial statements has been withdrawn.

/s/ Ernst & Young LLP
Chartered Accountants
Licensed Public Accountants

Toronto, Canada
March 31, 2010
(Except for notes 16(b) and 17, as to which the date is July14, 2010)

Olympus Pacific Minerals Inc.

Consolidated Balance Sheets

For and on behalf of the Board March 31, 2010	Signed: “David A. Seton” David A Seton Chairman & Chief Executive Officer	Signed: “Jon Morda” Jon Morda Director & Chairman of Audit Committee

Annual Report 2009

Consolidated Statements of Operations and Comprehensive Loss

Consolidated Statements of Deficit

Olympus Pacific Minerals Inc.

Consolidated Statements of Accumulated Other Comprehensive Loss/(Income)

Consolidated Statements of Cash Flows

Annual Report 2009

Notes to Financial Statements

1. Nature of Operations

Olympus Pacific Minerals Inc. (the “Company” or “Olympus”) and its subsidiaries are engaged in the acquisition, exploration, development, mining and re-instatement of gold bearing properties in Southeast Asia.  The Company focuses its activities on two properties located in Central Vietnam - the Bong Mieu Gold property and the Phuoc Son Gold property.

The Company is considered to be in the development stage as a significant amount of the available funding is directed towards exploration activities and developing projects.

2. Basis of Presentation and Significant Accounting Policies

Basis of Presentation and Consolidation

These audited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). These policies are consistent with accounting principles generally accepted in the United States (“USGAAP”) in all material respects except as outlined in note 16. The consolidated financial statements include the accounts of the Company and all of its subsidiaries.  All significant inter-company balances and transactions have been eliminated.

The consolidated financial statements include the accounts of the Company and all of its subsidiaries.  All significant inter-company balances and transactions have been eliminated. Effective from January 1, 2009 the Company changed its functional and reporting currency from Canadian dollars to US dollars. All of the Company’s revenue and the majority of its expenditures are transacted in US dollars.  Comparative figures have been converted to United States Dollars from Canadian Dollars using the following rates:

Exchange rate at December 31, 2008	0.8166
Average exchange rate during the year ended December 31, 2008	0.9381
Average exchange rate during the year ended December 31, 2007	0.9304

As a result of restating the 2008 financial statements in United States Dollars a foreign currency difference has arisen which is recognized in shareholders’ equity as accumulated other comprehensive income at December 31, 2008 in the amount of $2,513,078.

Change in Accounting Policies

The Company has adopted the following new Canadian Institute of Chartered Accountants (“CICA”) guidelines effective for the Company’s first quarter commencing January 1, 2009:

Section 3064 – Goodwill and Intangible Assets and Section 3450, Research and Development Costs

In February 2008, the CICA issued Handbook Section 3064, Goodwill and Intangible Assets, replacing Section 3062, Goodwill and Other Intangible Assets. This section provides guidance on the recognition of intangible assets in accordance with the definition of an asset and the criteria for asset recognition as well as clarifying the application of the concept of matching revenues and expenses, whether these assets are separately acquired or internally developed.  The standards concerning goodwill are unchanged from the standards included in the previous Section 3062.

Olympus Pacific Minerals Inc.

Furthermore, the CICA agreed to the withdrawal of Section 3450, Research and Development Costs and incorporated the provisions of the International Accounting Standards, IAS 38, related to research and development costs into Section 3064.   Research and development costs are of substantially the same character as other expenditures that need to be evaluated against the criteria for recognition of intangible assets.  Accordingly, this standard prohibits the capitalization of costs associated with research activities.

On adopting Section 3064, there was no effect on the consolidated financial statements of the Company.

Mining Exploration Costs (EIC 174)

The Emerging Issues Committee (“EIC”) of the CICA approved abstract EIC 174, “Mining Exploration Costs”, which provides guidance on capitalization of exploration costs related to mining properties in particular, and on impairment of long-lived assets in general.  The Company has applied this new abstract in the impairment analysis performed for the year ended December 31, 2009.  The adoption of this new accounting policy did not have a material impact on Company’s consolidated financial statements.

Section 1582, Business Combinations; 1601, Consolidated Financial Statements and 1602, Non-Controlling Interests.

In January 2008, the CICA issued Sections 1582, Business Combinations; 1601, Consolidated Financial Statements and 1602, Non-Controlling Interests.  These sections replace the former Section 1581, Business Combinations; and Section 1600, Consolidated Financial Statements, and establish a new section for accounting for a non-controlling interest in a subsidiary.  Section 1582 and Section 1601 are harmonized with IFRS 3R, Business Combinations; and IAS 27R, Consolidated and Separate Financial Statements.
Section 1582 is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011, with early adoption permitted.  Section 1601 and Section 1602 apply to interim and annual consolidated financial statements relating to years beginning on or after January 1, 2011.  The Company has early adopted Sections 1582, 1601 and 1602 with effect from January 1, 2009 and has applied this to the business combination transaction that occurred in December 2009.   As a result of early adoption of these new standards all costs associated with the amalgamation between Olympus Pacific Minerals NZ Ltd (“Olympus NZ”) and Zedex Minerals Limited (“Zedex”) have been expensed and not capitalized (see Note 16).  Early adoption of Sections 1601 did not have an impact on these consolidated financial statements.  Early adoption of section 1602 has resulted in the recognition of the allocation of net loss to non-controlling interest for losses incurred at subsidiaries that are not fully owned.

Credit Risk and the Fair Value of Financial Assets and Financial Liabilities (EIC Abstract 173)

In January 2009, the CICA issued EIC Abstract 173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities. The EIC requires the Company to take into account the Company’s own credit risk and the credit risk of the counterparty in determining the fair value of financial assets and financial liabilities, including derivative instruments. This abstract applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 20, 2009. The adoption of this new accounting policy did not have a material impact on Company’s consolidated financial statements.

Financial Instruments – Disclosures (Section 3862)

In June 2009, the Accounting Standards Board (“AcSB”) amended CICA Section 3862, Financial Instruments – Disclosures, to enhance disclosure requirements for fair value measurement of financial instruments and liquidity risks. The amendments require additional disclosure for fair value measurements including the fair value hierarchy into which the fair value measurements are categorized in their entirety. Disclosures must be made for any significant transfers between the Level of the fair value hierarchy and the reasons for those transfers. The standard now requires reconciliation of the beginning balances to the ending balances for those fair value measurements that result from the use of significant unobservable inputs in valuation techniques, disclosing separately changes during the period. It also requires disclosures of the risk related to financial liabilities that are settled by delivering cash or other financial assets and a maturity analysis disclosure for derivative financial liabilities based on how an entity manages liquidity risk. The amendments to Section 3862 apply for interim and annual financial statements relating to fiscal years ending on or after September 30, 2009. The Company adopted this amended standard in 2009 and the adoption of this new accounting policy did not have a material impact on Company’s consolidated financial statements.

Annual Report 2009

Future Accounting Changes

In February 2008, the Canadian Accounting Standards Board confirmed the transition from Canadian GAAP to IFRS for all publicly accountable entities no later than fiscal years commencing on or after January 1, 2011. As a result, throughout 2009, the Company undertook a detailed review of the implications of having to report under IFRS and also examined the alternative available to the Company, as a Foreign Private Issuer in the United States and Australia, of filing the primary financial statements in Canada using US GAAP, as permitted by the Canadian Securities rules.

In carrying out this evaluation, we considered many factors, including, but not limited to (i) the changes in accounting policies that would be required and the resulting impact on our reported results and key performance indicators, (ii) the reporting standards expected to be used by many of our industry comparables, and (iii) the financial reporting needs of our market participants, including shareholders, lenders, rating agencies and market analysts.

As a result of this analysis, the Company has determined that it will adopt US GAAP as the primary basis of financial reporting with the first reporting period beginning after January 1, 2010. The Company has already commenced planning and implementation of this transition and the adoption of US GAAP is not anticipated to have a material change on the accounting policies or financial results, except for the reporting differences disclosed in note 17 of our 2009 consolidated financial statements.

Significant Accounting Policies

Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Critical accounting estimates used in the preparation of the consolidated financial statements involve judgement and are, or could be, affected by significant factors that are beyond management’s control.  Actual results could differ from these estimates.

Cash

Over 90 percent of the Company’s cash at December 31, 2009 is comprised of cash deposited with two major financial institutions in Canada, in interest bearing bank deposit accounts.  The remaining cash is held in bank deposit accounts in Vietnam, Malaysia, New Zealand and the Philippines.

Mineral properties

The Company’s recoverability of the recorded value of its mineral properties and associated deferred expenses is based on market conditions for minerals, underlying mineral resources associated with the properties and future costs that may be required for ultimate realization through mining operations or by sale.  The Company is in an industry that is dependent on a number of factors, including environmental, legal and political risks, the existence of economically recoverable reserves, the ability of the Company and its subsidiaries to obtain necessary financing to complete the development and future profitable production or the proceeds of disposition thereof.

Olympus Pacific Minerals Inc.

The Company records its interests in mineral properties and areas of geological interest at cost.  All direct and indirect costs, comprised of cash paid and/or the assigned value of share consideration, relating to the acquisition of these interests are capitalized on the basis of specific claim blocks or areas of geological interest until the project to which they relate is placed into production, sold or where management has determined impairment.  The capitalized cost of the mineral properties is tested for recoverability whenever events or changes in circumstances indicate the carrying amount may not be recoverable. An impairment loss is recognized if it is determined that the carrying amount is not recoverable and exceeds fair value.  The net proceeds from the sale of a portion of a mineral project which is sold before that project reaches the production stage will be credited against the cost of the overall project.  The sale of a portion of a mineral project which has reached the production stage will result in a gain or loss recorded in the consolidated statements of operations and comprehensive loss.  Mineral properties are amortized on the basis of units produced in relation to the proven and probable reserves available on the related project following commencement of commercial production.  The recorded amount may not reflect recoverable value as this will be dependent on the development program, the nature of the mineral deposit, commodity prices, adequate funding and the ability of the Company to bring its projects into production.

Asset Retirement Obligations

Asset Retirement Obligations (“ARO”) occur as a result of the acquisition, development or construction and normal operation of mining property, plant and equipment, due to government controls and regulations protecting the environment and public safety on the closure and reclamation of mining properties.  The recorded ARO reflects the expected cost, taking into account the probability of particular scenarios.  The difference between the upper and lower end of the range of assumptions can be significant; and, consequently, changes in assumptions could have a material impact on the fair value of the ARO and future earnings in the period of change.  Estimates of cash flow earlier in the mine life are more subjective and significant estimates and judgements are made when estimating the fair value of AROs.   Additionally, it is reasonably possible that circumstances could occur during or by the end of the mine life that will require material revisions to the AROs.    Management prepares estimates of the timing and amounts of the cash flows when an ARO is incurred.   Many factors can cause the expected cash flows to change such as, but not limited to, changes in regulations, laws or enforcement, mine life changes, new facilities, or changes in reserves.

The Company recognizes the fair value of an ARO as a liability, in the period of disturbance or acquisition associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the assets.  The Company concurrently recognizes a corresponding increase in the carrying amount of the related long-lived asset that is depreciated over the life of that asset.  The fair value of the ARO is estimated using the expected cash flow approach discounted at a credit-adjusted risk-free interest rate.  Subsequent to the initial measurement, the ARO is adjusted to reflect the passage of time or changes in the estimated future cash flows underlying the obligation.  Changes in the obligation due to the passage of time are recognized in income as an operating expense using the interest method.  Changes in the obligation due to changes in estimated cash flows are recognized as an adjustment of the carrying amount of the long-lived asset that is depreciated over the remaining life of the asset.

Deferred exploration and development costs

The Company defers all exploration and development expenses relating to mineral projects and areas of geological interest until the project to which they relate is placed into production, sold or where management has determined impairment.  These costs will be amortized over the proven and probable reserves available on the related property following commencement of production.

Foreign currency translation

The monetary assets and liabilities of the Company that are denominated in currencies other than the United States dollar are translated at the rate of exchange at the consolidated balance sheet dates and non-monetary items are translated at historical rates.  Revenues and expenses are translated at the average exchange rate for the year.  Exchange gains and losses arising on translation are included in the consolidated statements of operations and comprehensive loss. Effective from January 1, 2009, the Company changed its functional and reporting currency from Canadian dollars to US dollars. All of the Company’s revenue and the majority of its expenditures are transacted in US dollars.

Annual Report 2009

Property, plant and equipment

The Company records building, plant, equipment and infrastructure at cost. Buildings, plant and equipment, and infrastructure involved in service, production and support are amortized, net of residual value, using the straight-line method, over the estimated productive life of the asset.  Productive lives for these assets range from 3 to 10 years, but the productive lives do not exceed the related estimated mine life based on proven and probable reserves.  Computer hardware and software is amortized using the straight-line method over three years.

In the normal course of its business, the Company has entered into certain leasing arrangements whose conditions meet the criteria for the leases to be classified as capital leases. For capital leases, the Company records an asset and an obligation at an amount equal to the present value at the beginning of the lease term of minimum lease payments over the lease term. In the case of all leasing arrangements, there is transfer of ownership of the leased assets to the Company at the end of the lease term and therefore the Company amortizes these assets on a basis consistent with other owned assets.

Asset impairment – Long-lived assets

The Company reviews and evaluates the carrying value of its mineral properties, property, plant and equipment and deferred exploration and development costs for impairment when events or changes in circumstances indicate that the carrying amounts of related assets or groups of assets might not be recoverable.  In assessing the impairment for these assets, if the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset, an impairment loss is measured and recorded for the difference between the carrying amount and fair value calculated as the discounted estimated cash flows.  All long-lived assets at a particular operation or project are combined for purpose of performing the recoverability test and estimating future cash flows.  Future cash flows are based on management’s best estimates of future recoverable mine production using independently verified reserve estimates, expected sales prices (considering current and historical prices), production levels and costs and further expenditures. These cash flows are subject to significant measurement uncertainty and material write-downs could occur if actual results differed from the estimates and assumptions used.

Stock-based compensation

In accordance with Section 3870, the Company uses the fair-value method of accounting for stock options granted to employees and directors.  Under this method, the fair value of stock options is estimated at the grant date and is recognized as an expense over the vesting period.  Significant assumptions used under the Black-Scholes valuation model, which is used to calculate the fair value of the options, include the expected term and stock price volatility.  The term assumption represents the average estimated length of time that the option would remain outstanding before being exercised or forfeited.  The Company has used historical data to determine volatility in accordance with the Black-Scholes model.  For any assumptions used in option valuation, we update our historical data used to calculate specific assumptions such as expected term, volatility and forfeiture rates and we also update any assumptions that require current market data on an ongoing basis.

The majority of the Company’s stock options vest on the passage of time and continued service requirements.   Compensation expense is recognized for these options based on the best estimate of the number of options that are expected to eventually vest and the estimate is revised, if necessary, if subsequent information indicates the expected number of options that vest are likely to differ from initial estimates. The Company applies an estimated forfeiture rate when calculating the expense.  Any consideration paid upon the exercise of stock options or warrants plus any previously recognized amounts in contributed surplus is credited to common shares.

Olympus Pacific Minerals Inc.

The Company had a bonus share program that allows non-executive employees to elect to take their bonus in either cash or double the cash amount in common shares.  If the employee chose the share bonus, the common shares will be received one year after the last day of the bonus period.  If the employee chose the cash bonus, the cash was received within the same fiscal year. If an employee terminated employment before the one year of service, the bonus reverted back to cash without double up and was paid out on termination.  The cash portion of the bonus is recognized as a liability, on a quarterly basis, as the employee services are performed. If the employee elected to be paid in common shares, a further share based equity award is recognized based on the market price of the Company’s shares at the date of grant and is recognized over the one year additional service period as compensation expense and contributed surplus.  On the issuance of the shares, the liability plus amounts in contributed surplus are credited to common shares.

Loss per share

Basic loss per share is calculated using the weighted-average number of common shares outstanding during the year.

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments.  Under this method, the dilutive effect on earnings per share is determined assuming that proceeds received on exercise would be used to purchase common shares at the average market price during the period.  As there is currently a loss per share, there is no dilutive effect from any of the outstanding options and warrants.

Income taxes

Income taxes are recorded using the liability method.  Under the liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  Future tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled.  The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs.  To the extent that the Company does not consider it more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

Stripping costs

Stripping costs incurred during the production phase of a mine are accounted for as variable production costs that are included in the costs of the inventory produced during the period that the stripping costs are incurred.

Revenue recognition

Revenue from the sale of gold and by-products, such as silver, are recognized when: (i) the significant risks and rewards of ownership have been transferred, (ii) reasonable assurance exists regarding the measurement of the consideration that will be derived from the sales of goods, and the extent to which goods may be returned, and (iii) ultimate collection is reasonably assured. The risks and rewards of ownership for the gold and silver reside with the mine site until the point that gold and silver are uplifted from the gold room at the mine site and the doré bars are consigned for transport to the refinery.  The realized sales price per troy ounce of gold is the AM-fixing of the London Bullion Market in US dollars as prescribed under the sales contract.

For accounting purposes, the refining and transport charges are classified as part of cost of sales and revenues from by-products are netted against cost of sales.

Inventory

Inventory is comprised of ore in stockpiles, operating supplies, doré bars and gold in circuit and is recorded at the average cost, determined from the weighted average of the cost of similar items at the beginning of a month and the cost of similar items added during the month. Doré bars and gold in circuit inventory cost includes the laid-down cost of raw materials plus direct labour and an allocation of applicable overhead costs. Gold in circuit inventory represents gold in the processing circuit that has not completed the production process, and is not yet in a saleable form.

Annual Report 2009

Ore in stockpiles is measured by estimating the number of tonnes added and removed from the stockpile, the number of contained ounces (based on assay data) and estimated metallurgical recovery rates (based on the expected processing method). Costs are allocated to a stockpile based on relative values of material stockpiled and processed using current mining costs incurred up to the point of stockpiling the ore, including applicable overhead, depreciation, depletion and amortization relating to mining operations, and removed at the stockpiles average cost per recoverable unit.

The Company values finished goods, ore in stockpiles, and gold in circuit at the lower of cost or net realizable value.

Interest cost accounting

Interest cost is considered an element of the historical cost of an asset when a period of time is necessary to prepare it for its intended use. The Company capitalizes interest costs to assets under development or construction while development or construction activities are in progress. Capitalizing interest costs ceases when construction of the asset is substantially complete and it is ready for its intended use.  In that case, the specific interest rate is used as well as the weighted average interest rate on other obligations if the asset expenditures exceed the specific borrowing.

Financial instruments

Financial instruments are measured at fair value on initial recognition of the instrument. Measurement in subsequent periods depends on whether the financial instrument has been classified as held-for-trading, available-for-sale, held-to-maturity, loans and receivables, or other financial liabilities.

Fair values are determined directly by reference to published price quotations in an active market, when available, or by using a valuation technique that uses inputs observed from relevant markets. The fair value hierarchy established by Section 3862 Financial Instruments – Disclosures (‘‘Section 3862’’) establishes three levels to classify the inputs to valuation techniques used to measure fair value and is harmonized with disclosure requirements included in ASC Subtopic 820-10 on financial instruments under US GAAP. The three levels of the fair value hierarchy are described below:

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2 – Inputs that are observable, either directly or indirectly, but do not qualify as Level 1 inputs (i.e., quoted prices for similar assets or liabilities).

Level 3 – Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).

Cash

Cash is classified as held-for-trading and recorded at fair value.  The fair value is calculated using published price quotations in an active market, where there is one.  Otherwise, fair value represents cost plus accrued interest, which is reasonable given its short-term nature.

Accounts receivable, accounts payable, accrued liabilities and capital leases

These are classified as loans and receivables or as other financial liabilities all of which are measured at amortized cost.

Olympus Pacific Minerals Inc.

Long-term debt

Long-term debt is classified as other financial liabilities and accounted for at amortized cost.  Transaction costs related to issuing debt are netted against the loan facility.

3. Mineral Properties and Deferred Exploration and Development Costs

	Mineral Properties		Deferred Exploration and Development Costs

December 31	2009	2008	2009	2008

Bong Mieu Gold Co(4)	$3,219,595	$3,220,670	$11,270,751	$9,271,355
Phuoc Son Gold Co(3)	4,993,450	4,995,064	15,465,134	17,100,323
Capcapo	-	-	-	753,656
Other	-	-	914	914
	8,213,045	8,215,734	26,736,799	27,126,248
Accumulated amortization (1)	(1,009,693)	(405,427)	(1,687,746)	(304,745)
Write-off (2)	-		-	(865,779)
Foreign Exchange Adjustment	-	-	-	112,123
Total	$7,203,352	$7,810,307	$25,049,053	$26,067,847

(1)	Accumulated amortization relates to the Bong Mieu central mine which commenced commercial production on October 1, 2006 and the Phuoc Son mine which commenced commercial production on October 1, 2009.
(2)
Write-off of $865,779 of deferred exploration costs in 2008 relates to the Capcapo property where exploration activities have been halted due to the uncertainty of the current economic climate and the outcome of community consultation.

(3)	Deferred exploration and development costs are net of revenues and costs associated with ore mined and processed during the period prior to commercial operations of $3,056,091 for the 2009 year.
(4)	Deferred exploration and development costs include net revenues and costs associated with ore mined and processed during the period prior to commercial operations of $95,637 for the 2009 year.

Bong Mieu Gold Property

The Company holds Mining and Investment Licences covering 30 square kilometres within the Bong Mieu gold property area. The Investment Licence covers three deposits: Bong Mieu Central Gold mine (an open pit), Bong Mieu East (a potentially open-pit deposit) and Bong Mieu Underground (an underground deposit). Olympus acquired this project in 1997.  Olympus owns 80 percent and the Company’s Vietnamese partner owns 20 percent of the Bong Mieu property. The Company constructed the Bong Mieu Central open pit mine and associated infrastructure in 2005 and 2006, and commercial gold production commenced in the fourth quarter of 2006.  The Company pays a royalty equal to 3 percent of the sales price to the Vietnam Government.  In 2009 and 2008 the Company also paid a 2 percent royalty based on 80 percent of the revenues of Bong Mieu to Zedex Minerals Limited. The Bong Mieu Underground property was put into commercial production in the second quarter of 2009.

Annual Report 2009

Phuoc Son Gold Property

The Company holds an 85 percent interest in the Phuoc Son Gold Project with a focus of exploration, development and production of gold and other potential minerals in the specified project area, located in Phuoc Son and Nam Giang districts in the Quang Nam Province.   In 2003, the Company's subsidiary, New Vietnam Mining Company ("NVMC"), entered into a joint venture with Mien Trung Industrial Company ("Minco"), a mining company controlled by the local provincial government, to form the Phuoc Son Gold Company ("PSGC"). PSGC has an investment license on the Phuoc Son property. NVMC's initial interest in PSGC is 85 percent and Minco has a 15 percent interest. The Vietnamese partners have not, at this stage, paid their share of the funding requirements.  Joint venture profits are to be shared in proportion to ownership once funding requirements are met.  After five years, from the end of the period in which PSGC makes a profit for 12 consecutive months, Minco can increase its interest by 15 percent to 30 percent if Minco chooses to acquire such interest from NVMC by paying fair market value. After 20 years, Minco can increase its interest to a total of 50 percent if Minco chooses to acquire such additional 20 percent interest from NVMC by paying fair market value. Fair market value shall be determined by using an independent accounting firm to perform the fair market value assessment and that assessment will be considered final and binding for both parties.   If Minco does not proceed on exercising its right of acquisition within three months from the dates of entitled acquisition, Minco will be considered as having waived its right to acquire the interest.

Ore mined from Phuoc Son is currently being trucked to the Bong Mieu processing facility under a temporary trucking permit received on March 17, 2009.  The temporary trucking permit expired on May 18, 2009 during which time Phuoc Son was permitted to truck up to 12,000 tonnes of ore.  The Phuoc Son mining licence received mid September 2009 and effective to December 31, 2010 includes amongst others permission to truck a specified volume of ore from Phuoc Son to Bong Mieu during the full licence period.  The Phuoc Son Gold Property was put into commercial production in the fourth quarter of 2009.

4. Asset Retirement Obligation

	December 31, 2009	December 31, 2008
Balance, beginning of the year	$1,159,905	$699,842
Liabilities incurred	(168,339)	402,036
Liabilities settled and adjusted	(129,640)	(145,013)
Foreign exchange adjustment	6,275	160,046
Accretion	106,525	42,994
Balance, end of the period	974,726	1,159,905
Current portion	204,716	113,022
Non-current portion	$770,010	$1,046,883

The asset retirement obligation relates to the Bong Mieu and Phuoc Son properties in Vietnam.  The Company estimated the cost of rehabilitating the sites at a discounted value of $974,726 ($1,114,851 undiscounted) over the next 8 years. Such estimated costs have been discounted using a credit adjusted risk-free rate of 6.9 percent.  At December 31, 2009 the area of land needing to be regenerated at Bong Mieu was surveyed, this resulted in a downward adjustment to the asset retirement obligation as the actual area of land requiring regeneration was significantly less than that previously estimated.

The $974,726 will be spent as follows:  2010 – $204,716; 2011 – $179,188; 2012 – $128,243; 2013 – $ 430,843; 2014 - $16,397 and 2015 and thereafter – $15,339.

5. Loan Facility

The Non-Revolving Debt Facility was repaid in full in 2007.

Olympus Pacific Minerals Inc.

6. Property, Plant and Equipment

	December 31, 2009			December 31, 2008
	Cost	Accumulated depreciation	Net book value	Cost	Accumulated depreciation	Net book value
Building	$917,564	$605,271	$312,293	$884,337	$360,726	$523,611
Leasehold improvements	123,433	104,234	19,199	122,644	67,100	55,544
Machinery and equipment	9,060,946	3,883,501	5,177,445	7,112,255	2,332,826	4,779,429
Office equipment, furniture and fixtures	987,863	719,380	268,483	1,030,157	613,132	417,025
Vehicles	370,251	307,426	62,825	363,505	238,101	125,404
Infrastructure	4,422,529	1,831,897	2,590,632	3,313,310	1,043,317	2,269,993
Capital Assets in progress	999,861	-	999,861	2,513,734	-	2,513,734
	$16,882,447	$7,451,709	$9,430,738	$15,339,942	$4,655,202	$10,684,740

7. Capital Stock

Capital Management

The Company defines capital that it manages as its shareholders equity.  In the past year, the Company has raised $5.2M cash by issuing equity instruments. The Company’s objectives when managing capital are to safeguard the entity’s ability to continue as a going concern, so that it has the ability to provide returns for shareholders in the future and support its long term growth strategy.

The Company’s capital structure reflects the requirements of a company focused on significant growth in a capital intensive industry.  The Company may face lengthy development lead times, as well as risks associated with raising capital, rising capital costs and timing of project completion because of the availability of resources, permits and other factors beyond its control.  The operations are also affected by potentially significant volatility of the gold mineral cycles.

The Company continually assesses the adequacy of its capital structure and makes adjustments within the context of its strategy, the mineral resources industry, economic conditions and the risk characteristics of our assets.  To adjust or maintain the capital structure, the Company may obtain additional financing or issue new equity instruments.

The Company, at this stage, manages its capital structure by performing the following:
•	Maintaining a liquidity cushion in order to address the operational and/or industry disruptions or downturns;
•	Preparing detailed budgets by project that are approved by the Board for development, exploration and corporate costs;
•	Routine internal reporting and Board meetings to review actual versus budgeted spending; and
•	Detailed project financial analysis to determine new funding requirements.

Annual Report 2009

At December 31, 2009, the Company has no debt and a cash balance of $5,718,725 [December 31, 2008 - $4,161,735] which exceeds the minimum liquidity cushion as determined by management and is sufficient to meet current budgeted operating expenditures.

Total managed capital as at December 31, 2009 was $48,697,567 [December 31, 2008 - $48,940,283].  The Company has no obligation to pay dividends on share capital.  There have been no changes to the Company’s approach to capital management during the year.

Refer to note 16 for shares issued subsequent to December 31, 2009 as part of the amalgamation between Olympus Pacific Minerals NZ Limited and Zedex Minerals Limited.

a) Common Shares

The Company is authorized to issue an unlimited number of common shares with one vote per share and no par value per share. The following table shows movements in the capital stock of the Company for the years ended December 31, 2009 and 2008.

	Number of Shares	Amount $
Common shares, January 1, 2008	232,377,011	$88,860,318

Share Issue Costs	-	19,375
Bonus common shares issued	46,090	24,808
Common shares, December 31, 2008	232,423,101	$88,904,501

Bonus common shares issued	784,480	343,537
Private Placement (1)	16,216,216	3,000,000
Common shares issued	52,734	3,375
Exercise of options (2)	18,982,248	5,221,326
Share issue costs (1)	-	(154,736)
Common shares, December 31, 2009	268,458,779	$97,318,003

(1)
In May 2009 the Company completed a non-brokered private placement of 16,216,216 shares at a price of US$0.1850 per share, for gross proceeds of $3,000,000 and net proceeds of $2,845,264.  Agents for the private placement were paid a cash commission of 5 percent of the gross proceeds of the placement.

(2)	In December 2009 several officers of the Company exercised their 2009 options.

The following table shows movements in contributed surplus of the Company for years ended December 31, 2009 and 2008.

	December 31 2009	December 31 2008

Balance, beginning of the period	$6,631,296	$5,582,694
Options granted and vested during the year	3,569,313	949,795
Options exercised during the year	(3,018,645)	-
Bonus common shares granted and vested during the year	-	109,362
Bonus common shares issued	(149,851)	(10,555)
Tax recovery on expiry of warrants	(93,627)	-
Balance, end of the period	$6,938,486	$6,631,296

Olympus Pacific Minerals Inc.

b) Stock Options

On June 7, 2007, the shareholders approved a new stock option plan to replace the existing plan.  Under the plan, options to purchase shares of the Company may be granted to directors, officers, employees and consultants of the Company.  The maximum number of shares that may be issued under the plan is 12 percent (on a non-diluted basis) of the Company’s issued and outstanding shares.  Options granted under the plan have a maximum term of five years and vesting dates are determined by the Board of Directors on an individual basis at the time of granting.

The following table provides a summary of the stock option activity for the years ended December 31, 2009 and December 31, 2008.

	December 31, 2009		December 31, 2008
	Number of Options	Weighted Average Exercise Price $CAD	Number of Options	Weighted Average Exercise Price $CAD
Outstanding, beginning of the period	19,589,184	0.52	17,592,334	0.53
Granted	20,755,560	0.12	4,121,850	0.42
Exercised	(18,982,248)	0.12	-	-
Cancelled/ Expired	(3,150,000)	0.43	(2,125,000)	0.42
Outstanding, end of the period	18,212,496	0.50	19,589,184	0.52
Options exercisable at the end of the period	15,531,262	0.51	14,789,890	0.52

The following table summarizes information about the stock options outstanding for the year ended December 31, 2009.

Options Outstanding				Options Exercisable
Range of Exercise Prices $CAD	Number Outstanding As at Dec 31, 2009	Weighted Average Remaining Life (years)	Weighted Average Exercise Price $CAD	Number Exercisable As at Dec 31, 2009	Weighted Average Exercise Price $CAD
$0.12	1,773,312	4.01	0.12	1,773,312	0.12
$0.30 - 0.36	3,530,000	0.84	0.33	3,530,000	0.33
$0.40 - 0.45	4,350,184	1.97	0.40	1,835,617	0.41
$0.50 - 0.55	459,000	1.60	0.53	459,000	0.53
$0.60 - 0.65	3,850,000	2.60	0.65	3,683,333	0.65
$0.75	4,250,000	2.26	0.75	4,250,000	0.75
	18,212,496		0.50	15,531,262	0.51

During the year ended December 31, 2009, 20,755,560 options were issued and valued for accounting purposes throughout the year using the Black-Scholes calculation, at $3,300,646.  The Black-Scholes calculations used a risk free rate of 0.5 to 0.8 percent, had an expected life 5 years, volatility of 94 percent - 100.6 percent  and gave option values of CAD$0.09 - CAD$0.26.These options have an exercise price of CAD$0.12.    The exercise price of these and most of the other outstanding options was determined based on the Volume Weighted Average Price (“VWAP”) which is the listing of the stock activities for five business days from the grant date.  The vesting period for the most of the remaining outstanding options is: 1/3 on date of grant; 1/3 after 12 months from the grant date and another 1/3 after 24 months from the grant date.

Annual Report 2009

The total stock based compensation expense recognized for stock options during the year ended December 31, 2009 is $3,569,314 [2008 - $997,336; 2007- 2,114,536].

c) Warrants

The following table shows movements in number of warrants of the Company for the years ended December 31, 2009 and December 31, 2008.

	December 31, 2009		December 31, 2008
	Number of Warrants	Weighted Average Exercise Price $CAD	Number of Warrants	Weighted Average Exercise Price $CAD
Outstanding, beginning of the period	19,554,716	0.80	21,344,716	0.78
Granted	-	-	-
Exercised	-	-	-
Expired1	(19,554,716)	0.80	(1,790,000)	0.58
Outstanding, end of the period	-	-	19,554,716	0.80
1.  The warrants that expired related to the August 10, 2007 private placement. (2008 relates to the March 31, 2007 private placement)

d) Bonus Share Program for Non-Executive Employees

In 2008, for the bonus period from July 15, 2007 to January 15, 2008, employees who opted for their bonus to be paid in common shares are entitled to receive, subject to a 1 year service requirement, 366,600 common shares on January 15, 2009.  On the grant date, the fair value of these share awards including the cash bonus is $176,600.

The total compensation expense recognized for the bonus share program for the year ended December 31, 2009 was nil [2008 - $122,530].

e)  Deferred Share Units

In second quarter 2008, the Company set up a deferred share unit plan for the non-executive members of the Board of Directors.   Under this plan, fees are paid as deferred share units [“DSUs”] whose value is based on the market value of the common shares.   Under terms of the plan, the DSU plan will be an unfunded and unsecured plan.   The deferred share units are paid out in cash upon retirement/resignation.  The value of DSU cash payment changes with the fluctuations in the market value of the common shares.   Compensation expense for this plan is recorded in the year the payment is earned and changes in the amount of the deferred share unit payments as a result of share price movements are recorded in management fees and salaries in the consolidated statements of operations in the period of the change.  Total DSUs outstanding as at December 31, 2009 were 712,070 units.  482,760 DSUs were granted during the year ended December 31, 2009.  Liabilities related to this plan are recorded in accrued liabilities in the consolidated balance sheet and totalled $203,260 as at December 31, 2009.  Compensation expense related to this plan for the year ended December 30, 2009 was $237,598.

Olympus Pacific Minerals Inc.

8. Related Party Transactions and Loans

The Company entered into the following related party transactions during the 2009 year and loans as at December 31, 2009:

	Year-to-date December 31
	2009	2008
Consulting and legal fees	$184,852	$103,804
Management fees	$916,409	$834,755
Reimbursement of expenses	$390,048	$282,955
Royalties	$128,746	$134,177
Loans	$1,563,753	-

As at December 31, 2009, accounts payable was nil and accrued expenses were $595,850 in respect of these transactions.

These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties. The above figures represent amounts either paid or accrued.

Legal and consulting fees

Consulting services were provided by Jura Trust and Spencer Enterprises Limited which were associated with John Seton, a director of the Company.   Legal services were provided by Claymore Law where John Seton is a principal.   The services provided are not under contract as the consulting and legal services are provided when required.

Management fees and reimbursement of expenses

Management fees and reimbursement of expenses were incurred on behalf of the Company to companies controlled by officers of the Company.   The companies that were paid for management fees and reimbursement of expenses include the following: Orangue Holdings Limited associated with David Seton in 2009 and 2008; Wholesale Products Trading Limited associated with Peter Tiedemann in 2009 and 2008;  Momentum Resources International Pty Limited associated with Colin Patterson in 2009 and 2008;  Action Management Limited associated with Charles Barclay in 2009 and 2008, and Cawdor Holdings Limited associated with Russell Graham in 2009 and 2008.

Expenses that were reimbursed include the following costs: airfare, accommodation, meals, car rental, telecommunications, computer, training courses, conferences and licenses.

Royalties

On January 1, 2006, Zedex Minerals Limited (Zedex) (a significant shareholder of the Company) was assigned a 2 percent gross production royalty, on the Bong Mieu sales, less incremental costs when Ivanhoe assigned to Zedex all its rights, title and interest in and to the debt, gross production royalties and royalty agreement.  The royalty was calculated as 2 percent of the net sales amount equal to the revenues for gold and silver less refining and delivery costs.

Loans

As part of the amalgamation with Zedex (see Note 16), Olympus advanced funds in December to enable settlement of creditors at year end.  The balance advanced to Zedex and its subsidiaries at December 31, 2009 is recognised in Accounts Receivable.

Annual Report 2009

9. Commitments, Contingencies and Contractual Obligations

As at December 31, 2009
Payment Due	Total	Less than one year	Year 2	Year 3	Year 4	Year 5 and thereafter
Capital lease obligations	171,001	171,001	-	-	-	-
Operating leases	628,758	192,242	114,969	114,312	99,235	108,000
Purchase obligations - supplies & services	3,520,340	3,519,480	860	-	-	-
Purchase obligations – capital	-	-	-	-	-	-
Asset retirement obligations	974,726	204,716	179,188	128,243	430,843	31,736
Total	$5,294,825	$4,087,439	$295,017	$242,555	$530,078	$139,736

In the normal course of business, the Company is subject to various legal claims.  Provisions are recorded where claims are likely.

10. Financial Instruments

The Company’s financial instruments consist of cash, receivables, accounts payable and accrued liabilities, and capital lease obligations.  The carrying amount of cash, receivables, capital leases, payables and accruals is a reasonable approximation of fair value due to their short-term maturities.  Cash is recorded at fair value, which is classified as a Level 1.

The Company’s activities expose it to a variety of financial risks; market risk (including foreign exchange and interest rate risks), commodity price risk, credit risk, political and liquidity risk. The Company’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s financial performance. The Company’s corporate office and foreign operations evaluate financial risks. Material risks are monitored and are regularly discussed with the Audit Committee of the Board of Directors.

Market and commodity price risk

The profitability of the operating mine of the Company is related to the market price of gold and silver. At present, the Company does not use derivative instruments.  The Company’s market risk exposure, for metal prices and exchange rates, with respect to its accounts receivable is minimal as payment is typically received within one week of shipment. During the year the Company sold gold at the weighted average price of US$1,005 per ounce. A change of US $100 in the gold price per ounce the Company received would have changed the Company’s net loss by approximately $2,419,800 in 2009.

Foreign exchange risk

The Company operates in Canada, Vietnam, Malaysia, Australia, New Zealand and the Philippines. The functional and reporting currency of the parent company effective from January 1, 2009 has been changed to the US dollar. The functional currency of significant subsidiaries is also in US dollars.  The subsidiaries transact in a variety of currencies but primarily in the US dollar and Vietnamese Dong.

Olympus Pacific Minerals Inc.

The most significant transaction exposure arises in the corporate office in Canada. The balance sheet of the corporate office includes US and Canadian dollar cash.  The corporate office is required to revalue the US dollar equivalent of the Canadian dollar cash at each period end. Foreign exchange gains and losses from the cash are recorded in earnings.

Based on the balances as at December 31, 2009, a 1 percent increase (decrease) in the exchange rates on that date would have resulted in a (decrease) increase of approximately $22,258 in earnings before income. There would be no effect in other comprehensive income.

At present, the Company does not hedge foreign currency transaction or translation exposures.

Interest rate risk

The Company was previously exposed to interest rate risk as interest on the variable interest rate US$2 million loan facility fluctuated due to changes in the LIBOR market interest rates.  The loan was repaid in full on June 27, 2007.

There were no derivative instruments related to interest rates outstanding as at December 31, 2009 and December 31, 2008.

Credit risk

Credit risk arises from cash held with banks and financial institutions, as well as credit exposure to customers, including outstanding accounts receivable. The maximum exposure to credit risk is equal to the carrying value of the financial assets. The objective of managing counterparty credit risk is to prevent losses in financial assets. The Company assesses the credit quality of the counterparties, taking into account their financial position, past experience and other factors. The Company minimizes its exposure by holding cash with two major financial institutions in Canada.

One customer accounts for all sales and trade accounts receivable. Credit risk exposure is mitigated because the Company can sell the gold doré bars it produces to many different refineries and payment from the refinery is typically received within one week of shipment.  The Company’s receivables are all current.

Liquidity risk

Liquidity risk arises through excess of financial obligations over available financial assets due at any point in time. The Company’s objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet its liquidity requirements at any point in time. The Company achieves this by maintaining sufficient cash and cash equivalents. As at December 31, 2009, the Company was holding cash and cash equivalents of $5,718,725 [December 31, 2008 - $4,161,735].  Over 90 percent of the Company’s cash balance is comprised of cash deposited with two major Canadian financial institutions in interest bearing bank deposit accounts. A table of commitments and contractual obligations of the Company are presented in note 9.

11. Capital Lease Obligations

The Company has capital leases for projects related to the Bong Mieu and Phuoc Son properties.

	December 31, 2009	December 31, 2008
Total minimum lease payment	$171,001	$570,216
Less: current portion	(171,001)	(570,216)
	$-	$-

The capital lease obligations were renegotiated during the 2009 year.

Annual Report 2009

12. Inventory

	December 31, 2009	December 31, 2008
Doré Bars	$259,524	$155,518
Ore in stockpiles	524,978	311,371
Gold in circuit	26,115	174,375
Mine operating supplies	2,267,601	2,429,098
Total	$3,078,218	$3,070,362

No inventory write-down has been recognized during 2009.

13. Income Taxes

A reconciliation of income taxes at statutory rates with reported taxes is as follows:

	2009	2008	2007
Loss	$(8,833,000)	$(7,950,000)	$(8,319,000)
Expected tax benefit	(2,915,000)	(2,662,000)	(2,839,000)
Issue costs	(304,000)	(276,000)	(321,000)
Foreign tax differential	111,000	200,000	(785,000)
Foreign exchange on Vietnam losses	-	1,174,000	-
Non-deductible portion	1,192,000	(1,635,000)	1,981,000
Other	204,000	812,000	-
Benefit of current year loss not recognized	2,226,000	2,387,000	1,964,000
Total income tax expense	$514,000	$-	$-

The components of the Company’s future income tax assets are as follows:
	2009	2008	2007
Non-capital losses carried forward	$7,576,000	$7,288,000	$5,332,000
Issue costs	500,000	616,000	707,000
Capital assets	53,000	64,000	49,000
Resource related deductions	500,000	572,000	592,000
Future income tax asset	8,629,000	8,540,000	6,680,000
Future income tax liability	(329,000)	(1,712,000)	-
Net future income tax asset	8,300,000	6,828,000	6,680,000
Valuation allowance	(8,300,000)	(6,828,000)	(6,680,000)
Net future income tax asset	$-	$-	$-

The Company has non-capital loss carryforwards of $33,124,000 (2008 - $29,136,000), the benefits of which have not been recognized in these financial statements and which can be used to reduce future taxable income in the years up to and including 2029.

Olympus Pacific Minerals Inc.

Non-capital loss carryforwards	Year of loss	Note	Amount	Expiry Date

Canada	2009	1	2,510,000	2029
Vietnam	2009	2	2,228,000	2014
Canada	2008	1	$3,201,000	2028
Vietnam	2008	2	1,308,000	2013
Canada	2007	1	$7,605,000	2027
Vietnam	2007	2	1,342,000	2012
Canada	2006	1	2,654,000	2026
Vietnam	2006	2	8,059,000	2011
Canada	2005	3	1,088,000	2015
Canada	2004	3	2,313,000	2014
Canada	2003	4	816,000	2010
Total non-capital loss carryforwards			$33,124,000

(1) - Loss carryforward of 20 years
(2) - Vietnam has a loss carryforward of 5 years
(3) - Loss carryforward of 10 years
(4) - Loss carryforward of 7 years

Subject to certain restrictions, the Company also has resources expenditures available to reduce taxable income in future years.  Future tax benefits which may arise as a result of these non-capital losses and resources have not been recognized in these consolidated financial statements.

With respect to the Company’s foreign subsidiaries, Vietnamese tax laws are open to interpretation and, in respect to mining locations, there are no clear precedents.  Management considers that the Company has made an adequate provision for liabilities to the Vietnamese Government based on correspondence with the Vietnamese authorities and external advice received, there is however a risk that additional payments will be levied on the Company.

14. Memorandum of Agreement

On November 23, 2006, a Memorandum of Agreement and Supplement to Memorandum of Agreement (collectively, the “MOA”) was signed with Abra Mining and Industrial Corporation (“AMIC”) and Jabel Corporation (“Jabel”) which allows the Grantee (defined as the Company and “a Philippine national corporation to be identified by the Company”) to acquire an option to earn a 60 percent interest in the Capcapo Property (as defined below) upon completing a specified level of expenditures on the Capcapo Property.  All previously capitalized costs in relation to this project have been written-off in 2008, refer to note 3.

15. Comparative Consolidated Financial Statements

The comparative consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the 2009 consolidated financial statements.  Professional and consulting fees are now reported jointly and Investor relations, promotion and Shareholder information is now jointly reported.  Assets previously recorded as property, plant and equipment were reclassified to deferred development and exploration in the amount of $991,336 for the year ended December 31, 2008.

Annual Report 2009

16. Material Events After the Balance Sheet Date

The following material events have occurred subsequent to December 31, 2009:

a)	-
On January 12, 2010, the Company and Zedex amalgamated and Zedex Shareholders shares were cancelled and they were allocated 1 common share in Olympus in exchange for 2.4 common shares in Zedex.  Total consideration for the amalgamation amounted to approximately US$34.8 million, and was paid to Zedex shareholders by way of redistribution of the 65,551,043 Olympus shares that Zedex already held along with the issuing of a further 54,226,405 new Olympus shares.  In addition, 4,395,835 stock options were issued by Olympus to compensate the cancellation of Zedex options.  The 54,226,405 new common shares in Olympus were issued on January 25, 2010.

Zedex management staff were provided with contracts with Olympus.  Mr. Leslie Robinson, director of Zedex, was appointed to the Board of Olympus on December 17, 2009.  Mr. Rodney Murfitt, formerly Chief Geologist for Zedex, became Group Exploration Manager for Olympus. Mr. Paul Seton, formerly CEO of Zedex, became Senior Vice President Commercial for Olympus and Ms. Jane Bell (previously Baxter), formerly CFO and Company Secretary for Zedex, became Vice president Finance for Olympus.

All costs associated with the amalgamation have been expensed during the year, these being recorded in professional and consulting fees in the consolidated statement of operations and comprehensive loss.

The acquisition will be accounted for as a business combination with Olympus being identified as the acquirer.  The purchase method of accounting will be used and earnings will be consolidated from the acquisition date.  The Company is in the process of evaluating the fair value of assets acquired and liabilities assumed, including goodwill, if any.  As a result of this acquisition, the Company will no longer have the obligation to pay the 2 percent royalty to Zedex.

-
On January 4, 2010 the Company issued 3,702,629 options to officers of the Company in relation to their 2010 management contracts.  The options vest immediately, have an exercise price of CAD$0.40 and can be exercised on or before December 31, 2014.

-
In 2010 the Company agreed to issue 951,703 common shares in settlement of AUD$319,335 consultancy fee related to the amalgamation with Zedex. The fee is included in accounts payable at December 31, 2009.

-
In March 2010 the Company entered into a Securities Purchase Agreement with an independent investor for the issue of CAD$10,000,000 and a maximum of CAD$12,750,000 of Units.  The funds will be used in the establishment of a processing plant at Phuoc Son.  Each Unit consist of: (i) a nine (9) percent subordinated unsecured convertible promissory note of the Company in the aggregate principal amount of CAD $0.84 per unit, which is convertible into shares of the Company’s common stock, with no par value at CAD $0.42 per share, and (ii) two (2) separate common stock purchase warrants, the first of which is fully vested and immediately exercisable for the purchase of one share of Common Stock at an exercise price of CAD $0.50 per share and the second of which is exercisable for the purchase of two shares of Common Stock at an exercise price of CAD $0.42 per share.  On March 26, 2010, the Company closed this transaction and received CAD$11,729,988 in net proceeds.

b)	-
In June 2010 the Company completed the placement of US$21.96 million of Gold Delivery Notes.  The funds will be used for the construction of a processing facility at the Company’s Phuoc son and Bong Mieu Mines in Vietnam, general exploration and corporate purposes.  Each Gold Delivery Unit consists of: (i) an eight percent (8%) senior secured redeemable gold delivery promissory note of the Company (each, a “Note” and, collectively, the “Notes”) in the stated or deemed principal amount of US$10,000, and (ii) a detachable common stock purchase warrant (each, a “Warrant” and, collectively, the “Warrants”) for the purchase of 3,470 common shares (“Common Shares”), exercisable on or before May 31, 2013 at an exercise price of CAD $0.60 per share (subject to standard anti-dilution adjustment).   The Warrants may be exercised on a “cashless” or “net exercise” basis at the option of the holder.

Olympus Pacific Minerals Inc.

The Notes mature on May 31, 2013 (the “Maturity Date”), bear interest at the rate of 8% per annum, and are secured obligations of the Company.

-
In May 2010 the Company increased the quantum of shares reserved with the Toronto Stock Exchange to the maximum allowable for issuance upon the exercise of stock options granted pursuant to the term’s of its Stock Option Plan as approved by the TSX.

-
In May 2010 shareholders approved the issue of 3,000,000 incentive stock options to Directors of the Company and 350,000 incentive stock options to the Company Secretary, each option exercisable for a period of five years for the purchase of one common share of the Company at a price of CAD$0.42 per common share.

-
In May 2010 shareholders approved the issue of 3,000,000 incentive stock options to Directors of the Company and 350,000 incentive stock options to the Company Secretary, each option exercisable for a period of five years for the purchase of one common share of the Company at a price of CAD$0.60 per common share.

Annual Report 2009

17.	Differences from Generally Accepted Accounting Principles- Restated

These consolidated financial statements have been prepared in accordance with Canadian GAAP. A reconciliation of our income statements, balance sheets and statements of cash flows between US GAAP and Canadian GAAP is presented below together with a description of the significant measurement differences affecting these financial statements.

a) Exploration and development expenditures

For Canadian GAAP purposes, the Company capitalizes exploration and development costs incurred in relation to the ore bodies on its properties after proven and probable reserves have been found as well as on properties where the Company has found non-reserve material that does not meet all the criteria required for classification as proven or probable reserves. The determination as to whether the existence of non-reserve material should result in the capitalization of ore body exploration and development costs is based on various factors, including: the existence and nature of known mineralization; the location of the property (for example, whether the presence of existing mines and ore bodies in the immediate vicinity increases the likelihood of development of a mine on the property); the results of recent drilling on the property; and the existence of a pre-feasibility or feasibility study or other analysis to demonstrate that mineralization is expected to be commercially recoverable.

Under US GAAP, exploration expenditures (as defined below) incurred in relation to ore bodies on properties where mineralization has not been classified as a proven and probable reserve under Securities Exchange Commission (“SEC”) Industry Guide No.7 are expensed as incurred. Accordingly, certain expenditures are capitalized for Canadian GAAP purposes but are expensed under US GAAP.  As a result, any related amortization, impairment charges or write-offs on deferred exploration costs under Canadian GAAP would be reversed under US GAAP as these costs have already been expensed.  The costs of acquiring mineral properties and mineral rights are capitalized under US GAAP.

In 2008 Phuoc Son reported proven and probable reserves and completed a positive feasibility study as announced on April 1, 2008.  Since this time all development costs relating to proven and probable reserves on the property have been capitalized under US GAAP, totaling $4,797,776.  No development costs have been capitalized relating to Bong Mieu as no feasibility study has been completed.

Exploration expenditures relate to costs incurred to evaluate and assess deposits that have been identified as having economic potential, including exploratory drilling.  Expenditures on exploration activity conducted at greenfield sites are expensed as incurred. Exploratory drilling and related costs are capitalized when incurred at brownfield sites where the activities are directed at obtaining additional information on the ore body that is classified within proven and probable reserves.  Costs incurred at brownfield sites that meet the above criteria are capitalized as ore body development costs. All other drilling and related exploration costs, including costs incurred to expand upon proven and probable reserves incurred at these sites are expensed as mine site exploration.

b) Production Start Date

Different criteria are applied under Canadian GAAP as compared to US GAAP for determining the production start date of a mine for accounting purposes.  Under US GAAP,  the production start date is determined by a number of factors including when all major capital expenditures have been completed for a mine, completion of a reasonable period of testing, the ability to produce gold in a saleable form and whether production / sales and extraction prior to production start date are considered de minimus.  Under Canadian GAAP, the production start date is based on whether all major capital expenditures have been made, anticipated activity levels have been reached such as recovery rate, mining, crushing and processing tonnes per day and  the ability to consistently extract and produce gold.   Under Canadian GAAP, incidental revenue does not necessarily infer that production stage has been reached.

Olympus Pacific Minerals Inc.

All proceeds received from sales and the related cost of sales prior to the production start date are capitalized as part of deferred exploration and development costs under Canadian GAAP but are recognized as revenue and cost of sales in the consolidated statements of operations under US GAAP.

The production start date for the Bong Mieu Central Open pit (Ho Gan) mine, which began producing gold during 2006, was July 1, 2006 under US GAAP and October 1, 2006 under Canadian GAAP.  The criteria that resulted in the accounting difference would be the de minimus sales / production and extraction criteria resulting in the earlier production start date under US GAAP.  As a result, under Canadian GAAP, sales, cost of sales, depreciation and amortization and inventory were capitalized to deferred development costs for the three months ended September 30, 2006.  This results in a further difference in amortization expense as a result of the differing carrying value of the mineral properties and capital assets.

Nui Kem was put into commercial production on April 1, 2009 under Canadian GAAP.  All revenues and expenses related to Nui Kem are capitalized to deferred development costs prior to this date under Canadian GAAP but are recognized in the consolidated statement of operations under US GAAP.  Nui Kem does not have any mineralization under the SEC Industry Guide No 7.

Phuoc Son was put into commercial production on October 1, 2009 under Canadian GAAP and US GAAP.  All revenues, cost of sales and other expenses until this date are capitalized to deferred exploration and development costs under Canadian GAAP.  Revenues and cost of sales are recognized in the consolidated statements of operations under US GAAP.

c)  Restatement of 2008 financial statements reconciliation

The comparative 2008 US GAAP reconciliation has been restated as Phuoc Son sales of $1,418,788 and the related cost of sales of $1,051,033, were incorrectly deferred, and have now been correctly reported in the consolidated statement of operations.

As a result, the 2008 net loss and comprehensive loss under US GAAP have decreased by $367,755 and deferred development costs and the Total Shareholders’ equity have increased by the same amount for both 2008 and 2009. The 2008 consolidated cash flow was changed by decreasing the cash used in operating activities and increasing the cash used in investing activities by $367,755.

Annual Report 2009

d) Reconciliation of consolidated balance sheet- Restated

For the years ended December 31		2009			2008
	Notes	Canadian GAAP	Adjustments	US GAAP	Canadian GAAP	Adjustments	US GAAP
Current assets		$12,341,125	-	$12,341,125	$9,719,458	$-	$9,719,458
Long-term assets
Mineral properties	(b)	7,203,352	(30,623)	7,172,729	7,810,307	(30,623)	7,779,684
Capital assets(i)	(b)	9,430,738	(64,782)	9,365,956	11,676,076	(64,782)	11,611,294
Deferred exploration and development costs	(a)	25,049,053	(20,251,277)	4,797,776	25,076,511	(21,530,980)	3,545,531
		41,683,143	(20,346,682)	21,336,461	44,562,894	(21,626,385)	22,936,509
Total Assets		$54,024,268	$(20,346,682)	$33,677,586	$54,282,352	$(21,626,385)	$32,655,967
Total Liabilities		5,710,185	-	5,710,185	5,342,069	-	5,342,069
Equity attributable to equity owners		48,758,116	(20,451,357)	28,306,759	48,940,283	(21,626,385)	26,313,898
Non-controlling interest		(444,033)	104,675	(339,358)	-	-	-
Total Shareholders’ equity		48,314,083	(20,346,682)	27,967,401	48,940,283	(21,626,385)	26,313,898
Total liabilities and Shareholders’ equity		$54,024,268	$(20,714,437)	$33,677,586	$54,282,352	$(21,626,385)	$32,655,967

(i)	Under Canadian GAAP, capitalized interest is recorded as an addition to deferred development costs and under US GAAP, capitalizated interest is recorded as an addition to capital assets.

Olympus Pacific Minerals Inc.

e)  Reconciliation of consolidated net income

For the years ended December 31	Notes	2009	2008-Restated	2007

Net loss under Canadian GAAP		$9,346,892	$7,950,031	$8,319,348
Sales	(b)	(7,928,120)	(2,303,888)	-
Cost, amortization and expenses	(a) & (b)	4,733,933	2,554,950	-
Exploration expenditures	(a)	1,903,759	5,390,363	7,427,030
Reverse write-down	(a)	-	(865,791)	-
Net loss under US GAAP		$8,056,464	$12,725,665	$15,746,378
Attributable to Non-controlling interest		339,358	-	-
Attributable to equity owners		$7,717,106	$12,725,665	$15,746,378

Currency Translation Adjustment under Canadian GAAP		-	12,250,965	(3,287,889)
US GAAP Adjustment		-	(4,019,444)	(2,017,597)
Currency Translation Adjustment under Canadian GAAP		-	8,231,521	(5,305,486)

Total Comprehensive loss under US GAAP		$8,056,464	$20,957,186	$10,440,892
Attributable to Non-controlling interest		339,358	-	-
Attributable to equity owners		$7,717,106	$20,957,186	$10,440,892

Basic and diluted loss per common share attributable to equity holders under US GAAP		$0.03	$0.05	$0.08

f)      Consolidated statements of cash flows under US GAAP

Exploration expenditures that were capitalized under Canadian GAAP, but expensed under US GAAP represent the differences in cash flows from operating and investing activities between US GAAP and Canadian GAAP.  Cash flows under US GAAP were as follows:

For the years ended December 31	2009	2008-Restated	2007
Activities
Operating	(114,758)	(12,177,469)	(10,571,616)
Investing	(3,050,293)	(7,752,185)	(1,170,249)
Financing	4,652,105	(513,375)	33,238,172
Cash and equivalents at the beginning of year	4,161,735	24,310,245	3,325,436
Effect of foreign exchange rate changes on cash	69,936	294,519	(511,499)
Cash and equivalent at end of year	$5,718,725	$4,161,735	$24,310,245

g)  US GAAP Recent Developments

In May 2009, the FASB issued Accounting Standards Codification (“ASC”) 855-10, Subsequent Events (“ASC 855-10”) (formerly SFAS Statement No 165), which establishes principles and requirements for subsequent events. In particular, ASC 855-10 sets forth: (a) the period after the balance sheet date during which management of a reporting entity shall evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements; (b) the circumstances under which an entity shall recognize events or transactions occurring after the balance sheet date in its financial statements; and (c)  the disclosures that an entity shall make about events or transactions that occurred after the balance sheet date.  Subsequently, on February 24, 2010, the FASB issued Accounting Standards Update (ASU) 2010-09 to amend ASC 855, which is effective immediately.  As a result of the ASU, SEC registrants will not disclose the date through which management evaluated subsequent events in the financial statements.

Annual Report 2009

In February 2008, the FASB issued guidance as outlined in the Financial Instruments Topic ASC 820 (“ASC 820-10-65-1”), originally released FASB Staff Position No. 157-2, Effective Date of FASB Statement No. 157 (“FSP FAS 157-2”). This guidance defers the effective date of the Financial Instruments Topic, for all non-financial assets and liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis. This guidance defers the effective date to fiscal years beginning after November 15, 2008, for items within the scope of ASC 820-10-65-1. The Company adopted this guidance on January 1, 2009. The adoption of this guidance did not have a material impact on the company's financial statement disclosures.

In December 2007, the FASB issued guidance as outlined in the Consolidations Topic ASC 810 “ASC 810-10-65”), originally released as FASB Statement No. 160, Non-controlling Interests in Consolidated Financial Statements—an amendment of ARB No. 51 (FAS 160). This guidance establishes accounting and reporting standards for entities that have equity investments that are not attributable directly to the parent, called non-controlling interests or minority interests. Additionally, the guidance states where and how to report non-controlling interests in the consolidated statements of financial position and operations, how to account for changes in non-controlling interests and provides disclosure requirements. The adoption of this guidance resulted in the recognition of the allocation of the net loss to non-controlling interest for losses incurred at subsidiaries that are not fully owned.

In December 2007, the FASB issued guidance as outlined in the revised Business Combinations Topic ASC 805 (“ASC 805”), originally released as FASB Statement No. 141(R), Business Combinations. This guidance establishes how an entity accounts for identifiable assets acquired, liabilities assumed, and any non-controlling interests acquired, how to account for goodwill acquired and determines what disclosures are required as part of a business combination.  As a result of the adoption of this standard, all costs associated with the amalgamation between the Company and Zedex have been expensed in the period they were incurred.

In June 2009, the FASB issued new guidance which is now part of ASC 105-10 (the “Codification”) (formerly Statement of Financial Accounting Standards No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles), which will become the source of authoritative US GAAP recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. On the effective date of the Codification, the Codification will supersede all then-existing non-SEC accounting and reporting standards. All other non-grandfathered non-SEC accounting literature not included in the Codification will become non-authoritative. The Codification is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The adoption of the Codification only had the effect of amending references to authoritative accounting guidance in the company’s consolidated financial statements.

g) Recently Issued Accounting Pronouncements and Developments
Under the SEC Staff Accounting Bulletin 74, the Company is required to disclose information related to new accounting standards that have not yet been adopted. The Company is currently evaluating the impact that the adoption of these statements will have on the Company’s consolidated financial position, results of operations and disclosures.

Variable Interest Entities

In June 2009, the ASC 810 guidance for consolidation accounting was updated to require an entity to perform a qualitative analysis to determine whether the enterprise’s variable interest gives it a controlling financial interest in variable interest entity (a ‘‘VIE’’). This analysis identifies a primary beneficiary of a VIE as the entity that has both of the following characteristics:

(i)	The power to direct the activities of a VIE that most significantly impact the entity’s economic performance; and

(ii)	The obligation to absorb losses or receive benefits from the entity that could potentially be significant to the VIE.

The updated guidance also requires ongoing reassessments of the primary beneficiary of a VIE. The updated guidance is effective for the Company’s fiscal year beginning January 1, 2010. The Company is evaluating the potential impact of adopting this guidance on the Company’s consolidated financial position, results of operations and cash flows.

Olympus Pacific Minerals Inc.

Fair Value Accounting

In January 2010, the ASC 820 guidance for fair value measurements and disclosure was updated to require additional disclosures related to:

(i)	Transfers in and out of level 1 and 2 fair value measurements; and

(ii)	Enhanced detail in the level 3 reconciliation.

The guidance was amended to provide clarity about:

(i)	The level of disaggregation required for assets and liabilities; and

(ii)	The disclosures required for inputs and valuation techniques used to measure fair value for both recurring and nonrecurring measurements that fall in either level 2 or level 3.

The updated guidance is effective for the Company’s fiscal year beginning January 1, 2010, with the exception of the level 3 disaggregation which is effective for the Company’s fiscal year beginning January 1, 2011.

The Company is evaluating the potential impact of adopting this guidance on the Company’s consolidated financial position, results of operations and cash flows.

END OF NOTES TO FINANCIAL STATEMENTS

Annual Report 2009

DIRECTORS

David A. Seton
Leslie G. Robinson
Jon Morda
John A.G. Seton
T. Douglas Willock

OFFICERS

David A. Seton
Chairman & CEO

Charles A.F. Barclay
Chief Operating Officer

Peter Tiedemann
Chief Financial Officer

Louis G. Montpellier
Gowling Lafleur Henderson LLP
Corporate Secretary

Paul F. Seton
Senior VP Commercial

Russell J. Graham
VP Finance Vietnam

S. Jane Bell
VP Finance

James W. Hamilton
VP Investor Relations

LEGAL COUNSEL

Boyle & Co. LLP
Suite 1900, 25 Adelaide Street East
Toronto, Ontario
Canada M5C 3A1

Tel: 416.867.8800
Fax: 416.867.8833

Gowling Lafleur Henderson LLP
Suite 2300, 1055 Dunsmuir Street
Bentall IV, P.O. Box 49122
Vancouver, British Columbia
Canada V7X 1J1

Telephone: 604.683.6498
Facsimile: 604.689.8610

AUDITOR

Ernst & Young LLP
Chartered Accountants
222 Bay Street, P.O. Box 251
Toronto, Ontario
Canada M5K 1K7

Telephone: 416.864.1234
Facsimile: 416.864.1174

CORPORATE OFFICES

Olympus Pacific Minerals Inc.
Suite 500, 10 King Street East
Toronto, Ontario
Canada M5C 1C3

Telephone: 416.572.2525
Toll-Free: 888.902.5522
Facsimile: 416.572.4202
info@olympuspacific.com

TRANSFER AGENT

Computershare Investor Services Inc.
9th Floor, 100 University Avenue
Toronto, Ontario
Canada M5J 2Y1

Inquiries relating to shareholdings should
be directed to the Transfer Agent.

Toll-Free: 800.564.6253 (North America)
Toll-Free: 514.982.7555 (International)
service@computershare.com
www.computershare.com

STOCK EXCHANGE LISTINGS

Toronto Stock Exchange: OYM
OTCBB : OLYMF
Australian Securities Exchange: OYM
Frankfurt Stock Exchange: OP6

ANNUAL GENERAL MEETING

Will be held on Friday, May 11, 2010
at 4:30 p.m. in the President’s Suite
The Albany Club of Toronto
91 King Street East
Toronto, Ontario  M5C 1G3

info@olympuspacific.com
www.olympuspacific.com